                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          On Stage Entertainment, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)
                                  *68219Q 106*
                     --------------------------------------
                                 (CUSIP Number)

                               STEVE A. ZUCKERMAN
                           MDC MANAGEMENT CO. IV, LLC
                               3000 SAND HILL ROAD
                              BUILDING 3, SUITE 290
                              MENLO PARK, CA 94025
                                 (650) 854-6000
                     --------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 13, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))




                               Page 1 of 15 pages

CUSIP 68219Q 106                                                     Page 2 of 15 Pages

---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     MDC Management Co., IV, LLC   94-3276090
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) :
---------------------------------------------------------------------------------------------------
(3)  SEC Use Only

---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*

     WC
---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /

---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                           (7)   Sole Voting Power        1,168,743
Beneficially Owned
By Each Reporting
Person With                                                (8)   Shared Voting Power              0


                                                           (9)   Sole Dispositive Power   1,168,743


                                                           (10)  Shared Dispositive Power         0


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,168,743
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     CO
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                     Page 3 of 15 Pages

---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     McCown DeLeeuw and Company IV, L.P.  94-3276089
---------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group        (a) :
                                                            (b) :

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only

---------------------------------------------------------------------------------------------------
(4)  Source Of Funds* WC

---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /

---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power        1,151,056
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power              0


                                                            (9)  Sole Dispositive Power   1,151,056

                                                            (10) Shared Dispositive Power         0


---------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,151,056
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     PN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                      Page 4 of 15 Pages

---------------------------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

    McCown DeLeeuw and Company IV Associates, L.P.  94-3291916
---------------------------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                  (a) :
                                                                      (b) :

---------------------------------------------------------------------------------------------------
(3)    SEC Use Only

---------------------------------------------------------------------------------------------------
(4)    Source Of Funds*  WC

---------------------------------------------------------------------------------------------------
(5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /

---------------------------------------------------------------------------------------------------
(6)    Citizenship Or Place Of Organization

       U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power           17,687
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power              0


                                                            (9)  Sole Dispositive Power      17,687

                                                            (10) Shared Dispositive Power         0

---------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     17,687
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)


---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     PN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                      Page 5 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     Delta Fund LLC
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) : /x/

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only


---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC


---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /


---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power           19,257
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power              0


                                                            (9)  Sole Dispositive Power      19,257

                                                            (10) Shared Dispositive Power         0


---------------------------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned By Each Reporting Person

       19,257
---------------------------------------------------------------------------------------------------
(12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


---------------------------------------------------------------------------------------------------
(13)   Percent Of Class Represented By Amount In Row (11)


---------------------------------------------------------------------------------------------------
(14)     Type Of Reporting Person

         CO
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                      Page 6 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     George McCown
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) :

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only

---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC

---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /

---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power                0
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power      1,188,000


                                                            (9)  Sole Dispositive Power           0


                                                            (10) Shared Dispositive Power 1,188,000


---------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,188,000
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                      Page 7 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     David E. De Leeuw
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) : /x/

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC

---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /

---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power                0
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power      1,188,000

                                                            (9)  Sole Dispositive Power           0


                                                            (10) Shared Dispositive Power 1,188,000


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,188,000
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                      Page 8 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     Robert E. Hellman, Jr.
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) : /x/

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only


---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC


---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /


---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power                0
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power      1,188,000


                                                            (9)  Sole Dispositive Power           0


                                                            (10) Shared Dispositive Power 1,188,000


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,188,000
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)


---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                      Page 9 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     Steve A. Zuckerman
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) :
---------------------------------------------------------------------------------------------------
(3)  SEC Use Only

---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC

---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /

---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power                0
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power      1,188,000


                                                            (9)  Sole Dispositive Power           0


                                                            (10) Shared Dispositive Power 1,188,000


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,188,000
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                                Page 10 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     John E. Murphy
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) :

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only


---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC


---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /


---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power                0
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power      1,188,000


                                                            (9)  Sole Dispositive Power           0


                                                            (10) Shared Dispositive Power 1,188,000


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,188,000
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)


---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
---------------------------------------------------------------------------------------------------

CUSIP 68219Q 106                                                                Page 11 of 15 Pages


---------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

     Phil D. Collins
---------------------------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group       (a) :
                                                            (b) :

---------------------------------------------------------------------------------------------------
(3)  SEC Use Only


---------------------------------------------------------------------------------------------------
(4)  Source Of Funds*  WC


---------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): / /


---------------------------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.
---------------------------------------------------------------------------------------------------

Number Of Shares                                            (7)  Sole Voting Power                0
Beneficially Owned
By Each Reporting
Person With                                                 (8)  Shared Voting Power      1,188,000

                                                            (9)  Sole Dispositive Power           0


                                                            (10) Shared Dispositive Power 1,188,000


---------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     1,188,000
---------------------------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


---------------------------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)


---------------------------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
---------------------------------------------------------------------------------------------------

                                                            Page 12 of 15 Pages
ITEM 1.  SECURITY AND ISSUER
         -------------------

         Class of Securities:       Series A Preferred Stock (convertible into common stock)

         Issuer:                    On Stage Entertainment, Inc.

         Principal Address:         4625 West Nevso Drive, Las Vegas, Nevada 89103


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         (a) This Statement is filed by McCown DeLeeuw and Company IV LP ("MDC IV LP"), McCown DeLeeuw and Company IV Associates LP ("MDC IV Associates LP") and Delta Fund LLC ("Delta"), by virtue of their direct beneficial ownership of Shares, by MDC Management Co. IV LLC ("MDC Management Co."), by virtue of being the sole general partner of MDC IV LP and MDC IV Associates LP. MDC IV LP, MDC IV Associates LP, MDC Management Co. and Delta Fund LLC are collectively referred to as the "REPORTING PERSONS." George E. McCown, David E. DeLeeuw, Robert B. Hellman Jr., Steve A. Zuckerman, Phil D. Collins, and John E. Murphy (the "PARTNERS") are the managing directors and officers of MDC Management and Delta. By virtue of the relationships described above and their roles with MDC Management Co. and Delta, each of the Partners may be deemed to control MDC IV LP, MDC IV Associates LP and Delta, and therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entity and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Delta is a side company that makes all investments pro rata, with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Delta and certain members of Delta are affiliates of MDC Management Co.

         (b) The principal executive offices of the Reporting Persons and the Partners are located at 3000 Sand Hill Road, Building 3 -Suite 290, Menlo Park, CA 94025.

         (c) MDC IV LP, MDC IV Associates LP and Delta's principle business is acting as venture capital investment vehicles. MDC Management Co.'s principal business is acting as managing director of MDC IV LP and MDC IV Associates LP. Each of the Partners' principal business is acting as managing director and officers of MDC Management Co. and Delta.

         (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, and of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the Partners, was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding and violation with respect to such laws.

         (f) MDC IV LP, MDC IV Associates LP, Delta and MDC Management Co. are California limited partnerships and limited liability companies, respectively.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         The total amount of funds required by MDC IV LP to acquire the 1,151,056 shares reported in Item 5 (a) was $5,467,508.65. The total amount of funds required by MDC IV Associates LP to acquire the 17,687 shares reported in
Item 5(a) was $84,013.47. The total amount of funds required by Delta to acquire the 19,839 shares reported in Item 5(a) was $91,477.88. Such funds were provided by each entity's capital available for investment.

                                                            Page 13 of 15 Pages

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         MDC IV LP, MDC IV Associates LP, and Delta acquired the Shares reported in Item 5 (a) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting persons may from time to time purchase the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately negotiated transactions or otherwise.

         On March 13, 2001, MDC IV LP, MDC IV Associates LP, and Delta entered into a Stock and Warrant Purchase Agreement (the "AGREEMENT") with the Company pursuant to which MDC IV LP, MDC IV Associates LP, and Delta acquired, for an aggregate price of $5,643,000, a total of 1,188,000 shares of Series A Preferred Stock, which is convertible into common stock.

         On March 13, 2001, MDC entered into a Voting Agreement (the "VOTING AGREEMENT") with the Company, certain holders of the Company's Common Stock (the "KEY HOLDERS") and other investors (the "ADDITIONAL INVESTORS," together with MDC, the "INVESTORS") pursuant to which the Investors and Key Holders agreed to vote all of their respective shares of the Company's voting capital stock at each election of the Company's directors so as to cause the persons designated by MDC IV LP and its affiliates to be elected as directors; PROVIDED, that the holders of the Company's Series A Preferred Stock, voting as a separate class, are entitled to elect four of the Company's directors. The Voting Agreement further provides that, in the event that the holders of at least a majority of the Company's then outstanding Series A Preferred Stock approve a sale of the Company or all or substantially all of the Company's assets, the Investors and Key Holders shall consent to, vote for, raise no objection to and take the requisite steps to facilitate such sale; PROVIDED, that obligations of Key Holders under the Voting Agreement regarding such sale are subject to delivery of a favorable fairness opinion of such sale rendered by a financial institution that during the preceding twelve-month period has been ranked among the top 15 underwriters in total proceeds raised on a lead or co-managed basis, according to the Securities Data Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a)-(b)

------------------------ ------------ ---------- ----------- ------------- ----------- -----------
                            Shares    Percentage Sole Voting Shared Voting     Sole       Shared
                         Beneficially    Owned      Power        Power     Dispositive Dispositive
                             Owned     Ownership                              Power       Power
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
MDC Management Co.         1,168,743              1,168,743        0        1,168,743       0
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
MDC IV LP                  1,151,056              1,151,056        0        1,151,056       0
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
MDC IV Associates LP        17,687                  17,687         0          17,687        0
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
Delta                       19,257                  19,257         0          19,257        0
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
McCown                     1,188,000                  0        1,188,000        0       1,188,000
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
DeLeeuw                    1,188,000                  0        1,188,000        0       1,188,000
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
Hellman                    1,188,000                  0        1,188,000        0       1,188,000
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
Zuckerman                  1,188,000                  0        1,188,000        0       1,188,000
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
Collins                    1,188,000                  0        1,188,000        0       1,188,000
------------------------ ------------ ---------- ----------- ------------- ----------- -----------
Murphy                     1,188,000                  0        1,188,000        0       1,188,000
------------------------ ------------ ---------- ----------- ------------- ----------- -----------

         (c) See Item 4.

         (d) MDC IV LP, MDC IV Associates LP, and Delta each have the right to receive dividends and proceeds from the sale of Shares held by it. By virtue of the relationships reported in Item 2 of this Statement, MDC Management Company IV, LLC and Delta Fund LLC may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of Share held by each entity.

         (e) Not Applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO THE SECURITIES OF THE ISSUER
         -------------------------------

         Except as set forth below, to the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         The On Stage Entertainment, Inc. Stock and Warrant Purchase Agreement dated as of March 13, 2001 by and among On Stage Entertainment, Inc., McCown De Leeuw and Company IV Associates, LP, Delta Fund LLC and the Board of Trustees of the Leland Stanford Junior University.

         The On Stage Entertainment, Inc. Right of First Refusal and Co-Sale Agreement dated as of March 13, 2001 by and among On Stage Entertainment, Inc. and McCown De Leeuw and Company IV, LP, McCown De Leeuw and Company IV Associates, LP, Delta Fund LLC, the Board of Trustees of the Leland Stanford Junior University.

         The On Stage Entertainment, Inc. Co-Sale Agreement dated as of March 13, 2001 by and between On Stage Entertainment, Inc. and Imperial Credit Commercial Mortgage Investment Corp.

         The On Stage Entertainment, Inc. Investor Rights Agreement dated as of March 13, 2001 by and between McCown De Leeuw and Company IV, LP, McCown De Leeuw IV Associates, LP, Delta Fund LLC and the Board of Trustees of the Leland Stanford Junior University.

         The On Stage Entertainment, Inc. Voting Agreement dated as of March 13, 2001 by and among On Stage Entertainment, Inc. and McCown De Leeuw and Company IV, LP, McCown De Leeuw and Company IV Associates, LP, Delta Fund LLC, the Board of Trustees of the Leland Stanford Junior University, David M. Chamberlain, the Harold M. Messmer Family Trust, the Charles C. Thieriot Revocable Trust, Michael W. Wilsey, Timothy J. Parrot, the Gidwitz Revocable Trust, the Vision Service Plan Executive Deferred Rabbi Trust Plan, William Moss Corporation, the Du Bain 1991 Trust and the David and Sharon Davis Family Trust.

                                                            Page 14 of 15 Pages

ITEM 7.  EXHIBITS
         --------

         Exhibit A         Joint Filing Statement

         Exhibit B         The On Stage Entertainment, Inc. Stock and Warrant
                           Purchase Agreement by and among On Stage
                           Entertainment, Inc., McCown De Leeuw and Company
                           IV, LP, McCown De Leeuw and Company IV Associates,
                           LP, Delta Fund LLC and the Board of Trustees of
                           the Leland Stanford Junior University

                                                            Page 15 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 23, 2001


McCown DeLeeuw and Company IV, LP                McCown DeLeeuw and Company Associates, LP

     By:  MDC Management Co. IV, LLC                  By:  MDC Management Co. IV, LLC
     Its: General Partner                             Its: General Partner


By:   /s/ George E. McCown                       By:   /s/ George E. McCown
    ----------------------------------------         ----------------------------------------
Name:                                            Name:
      --------------------------------------           --------------------------------------
Title:                                           Title:
       -------------------------------------            -------------------------------------



MDC Management Co. IV, LLC                       Delta Fund LLC


By:   /s/ George E. McCown                       By:   /s/ George E. McCown
    ----------------------------------------         ----------------------------------------
         George E. McCown                                 George E. McCown
         Member                                           Member


      /s/ George E. McCown                             /s/ Robert B. Hellman, Jr.
    ----------------------------------------         ----------------------------------------
         George E. McCown                                 Robert B. Hellman, Jr.


      /s/ David E. DeLeeuw                             /s/ Steven A. Zuckerman
    ----------------------------------------         ----------------------------------------
         David E. DeLeeuw                                 Steven A. Zuckerman


      /s/ Phil D. Collins                              /s/ John E. Murphy
    ----------------------------------------         ----------------------------------------
         Phil D. Collins                                  John E. Murphy

                                    EXHIBIT A

                             JOINT FILING STATEMENT


         We, the undersigned, hereby express our agreement that the attached
Schedule 13D is filed on behalf of each of us.

         Date: March 23, 2001


McCown DeLeeuw and Company IV, LP                McCown DeLeeuw and Company Associates, LP

     By:  MDC Management Co. IV, LLC                  By:  MDC Management Co. IV, LLC
     Its: General Partner                             Its: General Partner


By:   /s/ George E. McCown                       By:   /s/ George E. McCown
    ----------------------------------------         ----------------------------------------
Name:                                            Name:
      --------------------------------------           --------------------------------------
Title:                                           Title:
       -------------------------------------            -------------------------------------


MDC Management Co. IV, LLC                       Delta Fund LLC


By:   /s/ George E. McCown                       By:   /s/ George E. McCown
    ----------------------------------------         ----------------------------------------
         George E. McCown                                 George E. McCown
         Member                                           Member



      /s/ George E. McCown                             /s/ Robert B. Hellman, Jr.
    ----------------------------------------         ----------------------------------------
         George E. McCown                                 Robert B. Hellman, Jr.


      /s/ David E. DeLeeuw                             /s/ Steven A. Zuckerman
    ----------------------------------------         ----------------------------------------
         David E. DeLeeuw                                 Steven A. Zuckerman


      /s/ Phil D. Collins                              /s/ John E. Murphy
    ----------------------------------------         ----------------------------------------
         Phil D. Collins                                  John E. Murphy

                                   EXHIBIT B









                          ON STAGE ENTERTAINMENT, INC.

                      STOCK AND WARRANT PURCHASE AGREEMENT

                                TABLE OF CONTENTS


                                                                                                                PAGE
1.       AUTHORIZATION OF SALE OF THE SHARES AND WARRANTS.........................................................1

2.       AGREEMENT TO SELL AND PURCHASE THE SHARES AND WARRANTS...................................................1

         2.1      Purchase and Sale...............................................................................1

3.       DELIVERY OF THE SHARES AT THE CLOSING....................................................................1

4.       CONDITIONS TO CLOSING....................................................................................2

         4.1      Conditions to Purchasers' Obligations at the Closing............................................2

         4.2      Conditions to Obligations of the Company........................................................4

5.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY............................................................4

         5.1      Organization, Good Standing and Qualification...................................................5

         5.2      Subsidiaries....................................................................................5

         5.3      Capitalization; Voting Rights...................................................................5

         5.4      Authorization; Binding Obligations..............................................................6

         5.5      Financial Statements............................................................................6

         5.6      Agreements; Action..............................................................................7

         5.7      Obligations to Related Parties..................................................................7

         5.8      Changes.........................................................................................8

         5.9      Title to Properties and Assets; Liens, Etc......................................................9

         5.10     Intellectual Property...........................................................................9

         5.11     Compliance with Other Instruments..............................................................10

         5.12     Litigation.....................................................................................10

         5.13     Tax Returns, Payments, and Elections...........................................................10

         5.14     Employees......................................................................................11

         5.15     Obligations of Management......................................................................11

         5.16     Registration Rights and Voting Rights..........................................................11

         5.17     Compliance with Laws; Permits..................................................................12

         5.18     Environmental and Safety Laws..................................................................12

         5.19     Offering Valid.................................................................................12

         5.20     SEC Filings....................................................................................12

         5.21     Full Disclosure................................................................................13

         5.22     Minute Books...................................................................................13

                                TABLE OF CONTENT
                                  (CONTINUED)

                                                                                                                PAGE
         5.23     Real Property Holding Corporation..............................................................13

         5.24     Insurance......................................................................................13

6.       REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERS.............................................13

         6.1      Requisite Power and Authority..................................................................13

         6.2      Investment Representations.....................................................................14

         6.3      Transfer Restrictions..........................................................................15

7.       SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS..................................................15

8.       NOTICES.................................................................................................15

9.       MODIFICATION; AMENDMENT.................................................................................16

10.      TERMINATION.............................................................................................16

11.      EXPENSES................................................................................................16

12.      HEADINGS................................................................................................16

13.      SEVERABILITY............................................................................................16

14.      GOVERNING LAW...........................................................................................17

15.      COUNTERPARTS............................................................................................17


                                      ii.

                          ON STAGE ENTERTAINMENT, INC.
                      STOCK AND WARRANT PURCHASE AGREEMENT



         This STOCK AND WARRANT PURCHASE AGREEMENT (this "AGREEMENT"), is made and entered into as of March 13, 2001, by and among ON STAGE ENTERTAINMENT, INC., a Nevada corporation (the "COMPANY"), and the purchasers listed on Schedule A attached hereto (collectively, the "PURCHASERS" and individually, a "PURCHASER").

1.       AUTHORIZATION OF SALE OF THE SHARES AND WARRANTS

         Subject to the terms and conditions of this Agreement, the Company has authorized (i) the sale of an aggregate of 1,470,000 of its Series A Preferred Stock, par value $0.01 per share (the "SHARES"), (ii) the sale of warrants in substantially the same form attached hereto as EXHIBIT A exercisable for the purchase of up to 2,800,000 shares of the Company's Series A Preferred Stock and/or Series A-1 Preferred Stock (each, a "WARRANT"), (iii) the issuance of the Warrant Shares upon exercise of the Warrants (the "WARRANT SHARES") and (iv) the issuance of such shares of Common Stock to be issued upon conversion of the Shares and the Warrant Shares (the "CONVERSION SHARES"). The Shares and the Conversion Shares shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Company, in the form attached hereto as EXHIBIT B (the "CERTIFICATE OF DESIGNATION").

2.       AGREEMENT TO SELL AND PURCHASE THE SHARES AND WARRANTS

         2.1    PURCHASE AND SALE

         Subject to the terms and conditions of this Agreement, each Purchaser agrees, severally and not jointly, to purchase, and the Company agrees to sell and issue to each Purchaser, severally and not jointly, at the Closing (as defined below) that number of Shares and Warrants set forth opposite such Purchaser's name as indicated on Schedule A attached hereto. The Warrants shall be issued to the Purchasers at the Closing according to Schedule A attached hereto as part of the consideration for the aggregate purchase price for each Purchaser indicated on such Schedule A.

3.       DELIVERY OF THE SHARES AT THE CLOSING

                (a) The completion of the purchase and sale of the Shares (the "CLOSING") shall occur at the offices of Cooley Godward, LLP, counsel to the Purchasers, at 3000 Sand Hill Road, Building 3, Suite 230, Menlo Park, California at 11:00 a.m. local time on March 13, 2001 or such other time and date as may be agreed by the parties (the "CLOSING DATE").

                (b) At the Closing, the Company shall authorize its transfer agent (the "TRANSFER AGENT") to issue to each Purchaser one or more stock certificates registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser in writing, representing the number of Shares acquired by such Purchaser pursuant to Section 2 above and bearing an appropriate legend referring to the fact that the Shares were sold in reliance upon the

                                       1.

exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and Rule 506 under the Securities Act. The Company will deliver each such certificate against delivery of payment for the Shares by such Purchaser.

                (c) At any time on or before the 90th day following the Closing, the Company may sell up to the balance of the Shares not sold at the Closing to such persons and in such amounts as listed on Schedule B attached hereto (the "ADDITIONAL PURCHASERS"). All such sales made at any additional closings (each an "ADDITIONAL CLOSING"), shall be made on the terms and conditions set forth in this Agreement. The representations and warranties of the Company set forth in Section 5 hereof (and the Schedule of Exceptions) shall speak as of the Closing and the Company shall have no obligation to update any such disclosure. The representations and warranties of the Additional Purchasers in Section 6 hereof shall speak as of such Additional Closing. This Agreement, including without limitation, the Schedule of Purchasers, may be amended by the Company without the consent of Purchasers to include any Additional Purchasers. Any shares of Series A Preferred Stock sold pursuant to this Section 3(c) shall be deemed to be "SHARES" for all purposes under this Agreement and any Additional Purchasers thereof shall be deemed to be "PURCHASERS" for all purposes under this Agreement. Each Additional Purchaser shall execute and be bound by the Co-Sale Agreement (defined below) as a Founder (as defined therein) and the Voting Agreement (defined below) as a Key Holder (defined therein) at the Additional Closing, but shall not become a party to the Investor Rights Agreement (defined below).

4.       CONDITIONS TO CLOSING

         4.1 CONDITIONS TO PURCHASERS' OBLIGATIONS AT THE CLOSING. Purchasers' obligations to purchase the Shares and Warrants at the Closing are subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

                (a) REPRESENTATIONS AND WARRANTIES TRUE; PERFORMANCE OF OBLIGATIONS. The representations and warranties made by the Company in Section 5 hereof shall be true and correct as of the Closing Date with the same force and effect as if they had been made as of the Closing Date, and the Company shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.

                (b) LEGAL INVESTMENT. On the Closing Date, the sale and issuance of the Shares and Warrants and the proposed issuance of the Conversion Shares shall be legally permitted by all laws and regulations to which Purchasers and the Company are subject.

                (c) CONSENTS, PERMITS, AND WAIVERS. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by the Agreement and the Related Agreements (including any filing required to comply with the Hart Scott Rodino Antitrust Improvements Act of 1976, and except for such as may be properly obtained subsequent to the Closing).

                (d) FILING OF CERTIFICATE OF DESIGNATION. The Certificate of Designation shall have been filed with the Secretary of State of the State of Nevada and shall continue to be in full force and effect as of the Closing Date.

                                       2.

                (e) CORPORATE DOCUMENTS. The Company shall have delivered to Purchasers or their counsel, copies of all corporate documents of the Company as Purchasers shall reasonably request.

                (f) RESERVATION OF CONVERSION SHARES. The Conversion Shares issuable upon conversion of the Shares and Warrant Shares shall have been duly authorized and reserved for issuance upon such conversion.

                (g) COMPLIANCE CERTIFICATE. The Company shall have delivered to Purchasers a Compliance Certificate, executed by the President of the Company, dated the Closing Date, to the effect that the conditions specified in subsections (a), (c), (d) and (f) of this Section 4.1 have been satisfied.

                (h) SECRETARY'S CERTIFICATE. The Purchasers shall have received from the Company's Secretary, a certificate having attached thereto (i) the Company's Restated Articles of Incorporation, as amended by the Certificate of Designation and as in effect at the time of the Closing (the "RESTATED ARTICLES"), (ii) the Company's Bylaws as in effect at the time of the Closing,
(iii) resolutions approved by the Board of Directors authorizing the transactions contemplated hereby, (iv) resolutions approved by the Company's stockholders authorizing the filing of the Restated Articles, and (v) good standing certificates (including tax good standing) with respect to the Company from the applicable authority(ies) in Nevada and any other jurisdiction in which the Company is qualified to do business, dated a recent date before the Closing.

                (i) INVESTOR RIGHTS AGREEMENT. The Investor Rights Agreement substantially in the form attached hereto as EXHIBIT C (the "INVESTOR RIGHTS AGREEMENT") shall have been executed and delivered by the parties thereto.

                (j) RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT. The Right of First Refusal and Co-Sale Agreement substantially in the form attached hereto as EXHIBIT D (the "CO-SALE AGREEMENT") shall have been executed and delivered by the parties thereto. The stock certificates representing the outstanding shares subject to the Co-Sale Agreement shall have been delivered to the Secretary of the Company and shall have had appropriate legends placed upon them to reflect the restrictions on transfer set forth on the Co-Sale Agreement.

                (k) VOTING AGREEMENT. The Voting Agreement substantially in the form attached hereto as EXHIBIT E (the "VOTING AGREEMENT") shall have been executed and delivered by the parties thereto. The stock certificates representing the outstanding shares subject to the Voting Agreement shall have been delivered to the Secretary of the Company and shall have had appropriate legends placed upon them to reflect the restrictions on transfer set forth on the Voting Agreement.

                (l) BOARD OF DIRECTORS. Upon the Closing, the authorized size of the Board of Directors of the Company shall be nine (9) members and the Board shall consist of Greg McIntosh, Tim Parrott, John Stuart, Mel Woods, Robert B. Hellman, Jr., Christopher Frigon, with three vacancies.

                                       3.

                (m) LEGAL OPINION. The Purchasers shall have received from legal counsel to the Company an opinion addressed to them, dated as of the Closing Date, in substantially the form attached hereto as EXHIBIT F.

                (n) PROCEEDINGS AND DOCUMENTS. All corporate and other proceedings in connection with the transactions contemplated at the Closing hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchasers and their special counsel, and the Purchasers and their special counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

                (o) PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT. The Company and Timothy J. Parrott, W. John Stuart, Jeffrey Victor, Pedro Perez, Nelson Foster and the Company's Chief Financial Officer (the "KEY EMPLOYEES") shall have entered into the Company's standard form of Proprietary Information and Inventions Agreement, in substantially the form attached hereto as EXHIBIT G or in other form reasonably acceptable to the Purchasers.

                (p) FEES AND EXPENSES. The Company shall have paid the fees and expenses set forth in Section 11 out of the proceeds from the Closing.

                (q) ADVISORY SERVICES AGREEMENT. The Company shall have entered into an Advisory Services Agreement with McCown De Leeuw & Co., Inc. (or its designee) in substantially the form attached hereto as EXHIBIT H.

         4.2 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The Company's obligation to issue and sell the Shares and Warrants at each Closing is subject to the satisfaction, on or prior to such Closing, of the following conditions:

                (a) REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties in Section 6 made by those Purchasers acquiring Shares hereof shall be true and correct at the date of the Closing, with the same force and effect as if they had been made on and as of said date.

                (b) PERFORMANCE OF OBLIGATIONS. Such Purchasers shall have performed and complied with all agreements and conditions herein required to be performed or complied with by such Purchasers on or before the Closing.

                (c) INVESTOR RIGHTS AGREEMENT. The Investor Rights Agreement substantially in the form attached hereto as EXHIBIT C shall have been executed and delivered by the Purchasers.

                (d) APPROVAL OF AMENDED ARTICLES. The Amended Articles shall have been approved by the requisite number of the Company's stockholders.

5.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as set forth on the Schedule of Exceptions attached hereto as
EXHIBIT I, the Company hereby represents and warrants to the Purchasers as of the date hereof and as of the

                                       4.

date of the Closing (which representations and warranties shall be deemed to apply, where appropriate, to each subsidiary of the Company) that:

         5.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement and the Investor Rights Agreement in the form attached hereto as EXHIBIT C, the Co-Sale Agreement in the form attached hereto as EXHIBIT D and the Voting Agreement in the form attached hereto as EXHIBIT E (collectively, the "RELATED AGREEMENTS"), to issue and sell the Shares, Conversion Shares and Warrants, and to carry out the provisions of this Agreement, the Related Agreements and the Restated Articles and to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

         5.2 SUBSIDIARIES. The Company does not own or control any equity security or other interest of any other corporation, limited partnership or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

         5.3    CAPITALIZATION; VOTING RIGHTS.

                (a) The authorized capital stock of the Company, immediately prior to the Closing, consists of 100,000,000 shares of Common Stock, par value $0.01 per share, 11,307,930 shares of which are issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock, par value $0.01 per share, 5,000,000 shares of which are designated Series A Preferred Stock, and 3,000,000 shares of which are designed Series A-1 Preferred Stock, none of which are issued and outstanding. The outstanding capital securities of the Company, including all Common Stock, Preferred Stock, options and warrants and exercise prices and expiration dates thereto, are accurately and fully reflected in the capitalization table attached hereto as EXHIBIT J.

                (b) Under the Amended and Restated On Stage Entertainment, Inc. 1996 Stock Option Plan and the Amended and Restated Legends in Concert, Inc. 1996 Stock Option Plan (together, the "OPTION PLANS"), (i) no shares have been issued pursuant to restricted stock purchase agreements and/or the exercise of outstanding options; (ii) options to purchase 1,429,850 shares have been granted and are currently outstanding, and ownership of such options with corresponding vesting schedule is as listed on EXHIBIT J;, and (iii) 195,550 shares of Common Stock remain available for future issuance to officers, directors, employees and consultants of the Company.

                (c) Other than as set forth on EXHIBIT J, and except as may be granted pursuant to this Agreement and the Related Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from the Company of any of its securities.

                                       5.

                (d) The rights, preferences, privileges and restrictions of the Shares are as stated in the Certificate of Designation. The Shares are convertible into Common Stock on a one-for-one basis as of the date hereof. The Conversion Shares have been duly and validly reserved for issuance. When issued in compliance with the provisions of this Agreement and the Restated Articles, the Shares and the Conversion Shares will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than liens and encumbrances created by or imposed upon the Purchasers; provided, however, that the Shares and the Conversion Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

         5.4 AUTHORIZATION; BINDING OBLIGATIONS. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this Agreement and the Related Agreements, the performance of all obligations of the Company hereunder and thereunder at the Closing and the authorization, sale, issuance and delivery of the Shares pursuant hereto and the Conversion Shares pursuant to the Certificate of Designation has been taken or will be taken prior to the Closing. The Agreement and the Related Agreements, when executed and delivered, will be valid and binding obligations of the Company enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (b) general principles of equity that restrict the availability of equitable remedies, and
(c) to the extent that the enforceability of the indemnification provisions in
Section 2.9 of the Investor Rights Agreement may be limited by applicable laws. The sale of the Shares and the subsequent conversion of the Shares into Conversion Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

         5.5 FINANCIAL STATEMENTS. The Company has made available to each Purchaser (a) its unaudited balance sheets as at December 31, 2000, and audited balance sheets as at December 31 of both 1999 and 1998 and audited statements of income operations, stockholders' equity (deficit) and cash flows for each of the twelve months ended December 31, 1999, 1998 and 1997, with the accompanying reports of BDO Seidman, LLP, Independent Certified Public Accountants and an unaudited statement of income operations, stockholders' equity (deficit) and cash flows for the twelve months ended December 31, 2000, and (b) its unaudited balance sheet as at January 31, 2001 (the "STATEMENT DATE") and unaudited statements of operations and cash flows for the one month period ended on the Statement Date (collectively, the "FINANCIAL STATEMENTS"), copies of such 2000 and 2001 financial statements will be filed with the Securities and Exchange Commission ("SEC") in the Company's form 10-KSB and the Company's financial condition and results of operations as reflected in such audited statements will not differ in any material adverse way from such conditions and results as in the unaudited statements. The Financial Statements, together with the notes thereto, are complete and correct in all material respects, have been prepared in accordance with United States' generally accepted accounting principles and, as to the audited financial statements, the Rules and Regulations of the SEC applied on a consistent basis throughout the periods indicated, except as disclosed therein, and present fairly the financial position of the Company as of December 31, 2000, 1999 and 1998 and the Statement Date and the results of operations and cash flows for each of the years ended December 31, 2000, 1999, 1998 and 1997 and for the month ended January 31, 2001; provided, however, that the unaudited financial statements are subject to normal recurring year-end audit

                                       6.

adjustments (which are not expected to be material either individually or in the aggregate), and do not contain all footnotes required under United States' generally accepted accounting.

         5.6    AGREEMENTS; ACTION.

                (a) Except for agreements explicitly contemplated hereby and agreements between the Company and its employees with respect to the sale of the Company's Common Stock, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, affiliates or any affiliate thereof.

                (b) There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or to its knowledge by which it is bound which may involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $10,000 (other than obligations of, or payments to, the Company arising from purchase or sale agreements entered into in the ordinary course of business), or (ii) the transfer or license of any patent, copyright, trade secret or other proprietary right to or from the Company (other than licenses arising from the purchase of "OFF THE SHELF" or other standard products), or (iii) provisions restricting the development, manufacture or distribution of the Company's products or services, or (iv) indemnification by the Company with respect to infringements of proprietary rights (other than indemnification obligations arising from purchase or sale or license agreements entered into in the ordinary course of business).

                (c) Except as set forth in the Financial Statements, the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock,
(ii) incurred or guaranteed any indebtedness for money borrowed or any other liabilities (other than with respect to dividend obligations, distributions, indebtedness and other obligations incurred in the ordinary course of business) individually in excess of $10,000 or, in the case of indebtedness and/or liabilities individually less than $10,000, in excess of $25,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

                (d) For the purposes of subsections (b) and (c) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

         5.7 OBLIGATIONS TO RELATED PARTIES. There are no obligations of the Company to officers, directors, stockholders, or employees of the Company other than (a) for payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company and (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company). None of the officers, directors or, to the best of the Company's knowledge, key employees or stockholders of the Company or any members of their immediate families, are indebted to the Company or have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the

                                       7.

Company has a business relationship, or any firm or corporation which competes with the Company, other than passive investments in publicly traded companies (representing less than 1% of such company) which may compete with the Company. No officer, director or stockholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's ownership of capital stock or other securities of the Company). Except as may be disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

         5.8 CHANGES. Since the Statement Date, there has not been to the Company's knowledge:

                (a) Any change in the assets, liabilities, financial condition, prospects or operations of the Company from that reflected in the Financial Statements, other than changes in the ordinary course of business, none of which individually or in the aggregate has had or is reasonably expected to have a material adverse effect on such assets, liabilities, financial condition, prospects or operations of the Company;

                (b) Any resignation or termination of any officer, key employee or group of employees of the Company; and the Company, to the best of its knowledge, does not know of the impending resignation or termination of employment of any such officer, key employee or group of employees;

                (c) any material change, except in the ordinary course of business, in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

                (d) Any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, business or prospects or financial condition of the Company;

                (e) Any waiver by the Company of a valuable right or of a material debt owed to it;

                (f) Any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

                (g) Any declaration or payment of any dividend or other distribution of the assets of the Company;

                (h)     Any labor organization activity related to the Company;

                (i) Any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets;

                (j) Any change in any material agreement to which the Company is a party or by which it is bound which materially and adversely affects the business, assets, liabilities, financial condition, operations or prospects of the Company;

                                       8.

                (k) Any other event or condition of any character that, either individually or cumulatively, has materially and adversely affected the business, assets, liabilities, financial condition, prospects or operations of the Company;

                (l) Any material change in the law regarding the Company's core business operations; or

                (m) Any arrangement or commitment by the Company to do any of the acts described in subsection (a) through (l) above.

         5.9 TITLE TO PROPERTIES AND ASSETS; LIENS, ETC. The Company has good and marketable title to its properties and assets, including the properties and assets reflected in the most recent balance sheet included in the Financial Statements, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (a) those resulting from taxes which have not yet become delinquent, (b) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company, and (c) those that have otherwise arisen in the ordinary course of business. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used. The Company is in compliance with all material terms of each lease to which it is a party or is otherwise bound.

         5.10   INTELLECTUAL PROPERTY.

                (a) The Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for its business as now conducted and as presently proposed to be conducted, without any known infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing proprietary rights, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes of any other person or entity other than such licenses or agreements arising from the purchase of "OFF THE SHELF" or standard products.

                (b) The Company has not received any communications alleging that the Company has violated or, by conducting its business as presently proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor is the Company aware of any basis therefor.

                (c) The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or that would conflict with the Company's business as presently proposed to be conducted. The Company will cause each Key Employee and officer of the Company to execute a proprietary information and inventions agreement in the form of EXHIBIT K attached hereto. No former or current employee, officer or consultant of the

                                       9.

Company has excluded works or inventions made prior to his or her employment with the Company from his or her assignment of inventions pursuant to such employee, officer or consultant's proprietary information and inventions agreement. The Company does not believe it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company, except for inventions, trade secrets or proprietary information that have been assigned to the Company.

         5.11 COMPLIANCE WITH OTHER INSTRUMENTS. The Company is not in violation or default of any term of its Restated Articles or Bylaws, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order or writ. The execution, delivery, and performance of and compliance with this Agreement, and the Related Agreements, and the issuance and sale of the Shares pursuant hereto and of the Conversion Shares pursuant to the Certificate of Designation, will not, with or without the passage of time or giving of notice, result in any such violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. The Company has avoided every condition, and has not performed any act, the occurrence of which would result in the Company's loss of any right granted under any license, distribution agreement or other agreement required to be disclosed on the Schedule of Exceptions.

         5.12 LITIGATION. Except as set forth in Exhibit L, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company that questions the validity of this Agreement, or the Related Agreements or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby, or which might result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for any of the foregoing. The foregoing includes, without limitation, actions pending or, to the Company's knowledge, threatened, or any basis therefor known by the Company involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

         5.13 TAX RETURNS, PAYMENTS, AND ELECTIONS. The Company has timely filed all tax returns and reports (federal, state and local) as required by law. These returns and reports are true and correct in all material respects. The Company has paid all taxes and other assessments due, except those contested by it in good faith. The provision for taxes of the Company as shown in the Financial Statements is adequate for taxes due or accrued as of the date thereof. The Company has not elected pursuant to the Internal Revenue Code of 1986, as amended ("CODE"), to be treated as an S corporation or a collapsible corporation pursuant to Section

                                      10.

1362(a) or Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material effect on the business, properties, prospects, or financial condition of the Company. The Company has never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. None of the Company's federal income tax returns and none of its state income or franchise tax or sales or use tax returns has ever been audited by governmental authorities. Since the date of the Financial Statements, the Company has made adequate provisions on its books of account for all taxes, assessments, and governmental charges with respect to its business, properties, and operations for such period. The Company has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositaries.

         5.14 EMPLOYEES. The Company has no collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company. The Company is not a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement. To the Company's knowledge, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business to be conducted by the Company; and to the Company's knowledge the continued employment by the Company of its present employees, and the performance of the Company's contracts with its independent contractors, will not result in any such violation. The Company has not received any notice alleging that any such violation has occurred. No employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company. The Company is not aware that any officer, key employee or group of employees intends to terminate his, her or their employment with the Company, nor does the Company have a present intention to terminate the employment of any officer, key employee or group of employees.

         5.15 OBLIGATIONS OF MANAGEMENT. Each officer and key employee of the Company is currently devoting substantially all of his or her business time to the conduct of the business of the Company. The Company is not aware that any officer or key employee of the Company is planning to work less than full time at the Company in the future. No officer or key employee is currently working or, to the Company's knowledge, plans to work for a competitive enterprise, whether or not such officer or key employee is or will be compensated by such enterprise.

         5.16 REGISTRATION RIGHTS AND VOTING RIGHTS. Except as required pursuant to the Investor Rights Agreement, the Company is presently not under any obligation, and has not granted any rights, to register (as defined in Section 1.1 of the Investor Rights Agreement) any of the Company's presently outstanding securities or any of its securities that may hereafter be issued. To the Company's knowledge, except as contemplated in the Voting Agreement, no

                                      11.

stockholder of the Company has entered into any agreement with respect to the voting of equity securities of the Company.

         5.17 COMPLIANCE WITH LAWS; PERMITS. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement and the issuance of the Shares or the Conversion Shares, except such as has been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects or financial condition of the Company and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted.

         5.18 ENVIRONMENTAL AND SAFETY LAWS. The Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or, to the Company's knowledge after reasonable investigation, by any other person or entity on any property owned, leased or used by the Company. For the purposes of the preceding sentence, "HAZARDOUS MATERIALS" shall mean (a) materials which are listed or otherwise defined as "HAZARDOUS" or "TOXIC" under any applicable local, state, federal and/or foreign laws and regulations that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products or nuclear materials.

         5.19 OFFERING VALID. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 6 hereof, the offer, sale and issuance of the Shares, Conversion Shares and Warrants will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Shares to any person or persons so as to bring the sale of such Shares by the Company within the registration provisions of the Securities Act or any state securities laws.

         5.20 SEC FILINGS. The Company has filed in a timely manner all documents required to be filed by the Company with the SEC since August 13, 1997 and has identified and furnished or made available to the Purchasers true and complete copies of the same, including true and complete copies of all exhibits to such documents (collectively, the "ON STAGE SEC REPORTS"). The On Stage SEC Reports complied in all material respects with the SEC's requirements, the

                                      12.

requirements of the Securities and Exchange Act of 1934, as amended, and the requirements of the Securities Act as of their respective filing dates; the information contained therein as of the date thereof did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading. Each of the financial statements (including, in each case, any related notes) contained in the On Stage SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States' generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-QSB of the SEC), fairly presented the financial position of the Company as of the dates noted therein and fairly presented the results of the Company's operations and cash flows for the periods indicated, assuming that the Company would continue as a going concern, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount individually or in the aggregate.

         5.21 FULL DISCLOSURE. The Company has provided the Purchasers with all information requested by the Purchasers in connection with their decision to purchase the Shares. Neither this Agreement, the exhibits hereto, the Related Agreements nor any other document delivered by the Company to Purchasers or their attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, contain any untrue statement of a material fact nor, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which they were made.

         5.22 MINUTE BOOKS. The minute books of the Company made available to the Purchasers contain a complete summary of all meetings of directors and stockholders since the time of incorporation.

         5.23 REAL PROPERTY HOLDING CORPORATION. The Company is not a real property holding corporation within the meaning of Code Section 897(c)(2) and any regulations promulgated thereunder.

         5.24 INSURANCE. The Company has general commercial, product liability, fire and casualty insurance policies with coverage customary for companies similarly situated to the Company.

6.       REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERS

         Each Purchaser hereby represents and warrants to the Company as follows (such representations and warranties do not lessen or obviate the representations and warranties of the Company set forth in this Agreement):

         6.1 REQUISITE POWER AND AUTHORITY. Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and the Related Agreements and to carry out their provisions. All action on Purchaser's part required for the lawful execution and delivery of this Agreement and the Related Agreements have been or

                                      13.

will be effectively taken prior to the Closing. Upon their execution and delivery, this Agreement and the Related Agreements will be valid and binding obligations of Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights,
(b) as limited by general principles of equity that restrict the availability of equitable remedies, and (c) to the extent that the enforceability of the indemnification provisions of Section 2.9 of the Investor Rights Agreement may be limited by applicable laws.

         6.2 INVESTMENT REPRESENTATIONS. Purchaser understands that neither the Shares nor the Conversion Shares have been registered under the Securities Act. Purchaser also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in the Agreement. Purchaser hereby represents and warrants as follows:

                (a) PURCHASER BEARS ECONOMIC RISK. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Purchaser must bear the economic risk of this investment indefinitely unless the Shares (or the Conversion Shares) are registered pursuant to the Securities Act, or an exemption from registration is available. Purchaser understands that the Company has no present intention of registering the Shares, the Conversion Shares or any shares of its Common Stock. Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Purchaser to transfer all or any portion of the Shares or the Conversion Shares under the circumstances, in the amounts or at the times Purchaser might propose.

                (b) ACQUISITION FOR OWN ACCOUNT. Purchaser is acquiring the Shares and the Conversion Shares for Purchaser's own account for investment only, and not with a view towards their distribution.

                (c) PURCHASER CAN PROTECT ITS INTEREST. Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement, and the Related Agreements. Further, Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

                (d) ACCREDITED INVESTOR. Purchaser represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

                (e) RULE 144. Purchaser acknowledges and agrees that the Shares, and, if issued, the Conversion Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act as in effect from time to time, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the

                                      14.

required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

                (f) RESIDENCE. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on EXHIBIT A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its investment decision was made is located at the address or addresses of the Purchaser set forth on EXHIBIT A.

                (g) FOREIGN INVESTORS. If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including
(i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase,
(iii) any government or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Purchaser's jurisdiction.

         6.3 TRANSFER RESTRICTIONS. Each Purchaser acknowledges and agrees that the Shares and, if issued, the Conversion Shares are subject to restrictions on transfer as set forth in the Investor Rights Agreement.

7.       SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS

         Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Purchasers in this Agreement and in the certificates for the Shares delivered pursuant to this Agreement shall survive the execution of this Agreement for a period of two years, the delivery to the Purchasers of the Shares being purchased and the payment therefor.

8.       NOTICES

         All notices, requests, consents and other communications under this Agreement shall be in writing, shall be mailed by first-class registered or certified airmail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be delivered as addressed as follows:

                (a)      if to the Company, to:

                         On Stage Entertainment, Inc.
                         4625 West Nevso Drive
                         Las Vegas, NV  89103
                         Attention: Tim Parrott

                                      15.

                         with a copy to:

                         Nida & Maloney, LLP
                         800 Anacapa Street
                         Santa Barbara, CA  93101-2212
                         Attention: Tom Hopkins

or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

                (b) if to a Purchaser, at its address as set forth on the signature page to this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

         Such notice shall be deemed effectively given upon confirmation of receipt by facsimile, one business day after deposit with such overnight courier or three days after deposit of such registered or certified airmail with the U.S. Postal Service, as applicable.

9.       MODIFICATION; AMENDMENT

         This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchasers of a majority of the Shares sold pursuant to this Agreement.

10.      TERMINATION

         This Agreement may be terminated as to any Purchaser, at the option of such Purchaser, if the Closing has not occurred on or before thirty (30) days from the date of this Agreement.

11.      EXPENSES

         The Company, upon closing, shall pay (i) all fees and expenses incident to the negotiation, preparation and execution of this Agreement and related documents (including legal and accounting fees and expenses) not to exceed five hundred thousand dollars ($500,000) and (ii) a transaction management fee to McCown De Leeuw & Co., Inc. of five hundred thousand dollars ($500,000).

12.      HEADINGS

         The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

13.      SEVERABILITY

         If any provision contained in this Agreement should be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

                                      16.

14.      GOVERNING LAW

         This Agreement shall be governed by and construed in accordance with the laws of the state of California and the federal law of the United States of America.

15.      COUNTERPARTS

         This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party to this Agreement and delivered to the other parties.

                            [SIGNATURE PAGES FOLLOW]


                                      17.

         IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

                                     ON STAGE ENTERTAINMENT, INC.



                                     By:
                                         ---------------------------------------

                                     Name:
                                           -------------------------------------

                                     Its:
                                          --------------------------------------



                          ON STAGE ENTERTAINMENT, INC.
                      STOCK AND WARRANT PURCHASE AGREEMENT
                                 SIGNATURE PAGE

         IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.



PURCHASERS:

MCCOWN DE LEEUW AND COMPANY IV, LP

By:
   ---------------------------------
Name:
     -------------------------------
Title:
      ------------------------------



MCCOWN DE LEEUW AND COMPANY IV ASSOCIATES, LP

By:
   ---------------------------------
Name:
     -------------------------------
Title:
      ------------------------------


DELTA FUND, LLC

By:
   ---------------------------------
Name:
     -------------------------------
Title:
      ------------------------------



Address of Purchasers               3000 Sand Hill Road
Listed Above:                       Building 3, Suite 230
                                    Menlo Park, CA  94025
                                    Facsimile:       650-854-0853
                                              ----------------------------------

                          ON STAGE ENTERTAINMENT, INC.
                      STOCK AND WARRANT PURCHASE AGREEMENT
                                 SIGNATURE PAGE

BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

By:
   ---------------------------------
Name:
     -------------------------------
Title:
      ------------------------------


Address:                   c/o Victoria Von Schell
                           Stanford Management Company
                           2770 Sand Hill Road
                           Menlo Park, CA  94025

Facsimile:        650-854-9267
           --------------------------------------


                                       2.

                              ADDITIONAL INVESTORS



DAVID M. CHAMBERLAIN                        HAROLD M. MESSMER FAMILY TRUST

By:                                         By:
   ------------------------------------        ---------------------------------

Name:                                       Name:
     ----------------------------------          -------------------------------

Title:                                      Title:
      ---------------------------------           ------------------------------



CHARLES C. THIERIOT REVOCABLE TRUST        MICHAEL W. WILSEY

By:                                        By:
   ------------------------------------       ----------------------------------

Name:                                      Name:
     ----------------------------------         --------------------------------

Title:                                     Title:
      ---------------------------------          -------------------------------



TIMOTHY J. PARROTT                         GIDWITZ REVOCABLE TRUST DATED 9/12/96

By:                                        By:
   ------------------------------------       ----------------------------------

Name:                                      Name:
     ----------------------------------         --------------------------------

Title:                                     Title:
      ---------------------------------          -------------------------------



VISION SERVICE PLAN EXECUTIVE DEFERRED
PLAN RABBI TRUST                           WILLIAM MOSS CORPORATION

By:                                        By:
   ------------------------------------       ----------------------------------

Name:                                      Name:
     ----------------------------------         --------------------------------

Title:                                     Title:
      ---------------------------------          -------------------------------


                          ON STAGE ENTERTAINMENT, INC.
                      STOCK AND WARRANT PURCHASE AGREEMENT
                                 SIGNATURE PAGE

DU BAIN 1991 TRUST                         DAVID AND SHARON DAVIS FAMILY TRUST

By:                                        By:
   -----------------------------------        ----------------------------------

Name:                                      Name:
     ---------------------------------          --------------------------------

Title:                                     Title:
      --------------------------------           -------------------------------


                          ON STAGE ENTERTAINMENT, INC.
                      STOCK AND WARRANT PURCHASE AGREEMENT
                                 SIGNATURE PAGE

                                   SCHEDULE A

                             SCHEDULE OF PURCHASERS

-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------
                                                               SHARES          TRANCHE #2       TRANCHE #3         TRANCHE #4
              PURCHASER                    INVESTMENT         PURCHASED         WARRANTS         WARRANTS          WARRANTS
-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------
McCown De Leeuw and Company IV, LP       $5,467,508.65        1,151,056         767,370           959,212           959,212
-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------
McCown De Leeuw and Company IV             $84,013.47          17,687            11,791           14,740            14,740
Associates, LP
-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------
Delta Fund, LLC                            $91,477.88          19,257            12,839           16,048            16,048
-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------
Board of Trustees of the Leland            $57,000.00          12,000            8,000            10,000            10,000
Stanford Junior University
-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------
TOTAL                                      $5,700,000         1,200,000         800,000          1,000,000         1,000,000
-------------------------------------- ------------------- ---------------- ----------------- ---------------- ------------------

                                   SCHEDULE B

                              ADDITIONAL PURCHASERS




----------------------------------------------------------------------------------- ---------------------- -------------------
                                    PURCHASER                                            INVESTMENT         SHARES PURCHASED
----------------------------------------------------------------------------------- ---------------------- -------------------
David M. Chamberlain                                                                      $150,000               30,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Messmer Family Trust                                                                      $150,000               30,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Charles C. Thieriot Revocable Trust                                                       $200,000               40,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Michael W. Wilsey                                                                         $150,000               30,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Timothy J. Parrott                                                                        $200,000               40,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Gidwitz Revocable Trust dated 9/12/96                                                     $100,000               20,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Vision Service Plan Executive Deferred Plan Rabbi Trust                                   $100,000               20,000
----------------------------------------------------------------------------------- ---------------------- -------------------
William Moss Corporation                                                                   $50,000               10,000
----------------------------------------------------------------------------------- ---------------------- -------------------
Du Bain 1991 Trust                                                                        $200,000               40,000
----------------------------------------------------------------------------------- ---------------------- -------------------
David and Sharon Davis Family Trust                                                        $50,000               10,000
----------------------------------------------------------------------------------- ---------------------- -------------------
TOTAL                                                                                    $1,350,000             270,000
----------------------------------------------------------------------------------- ---------------------- -------------------

                                    EXHIBIT A

                                 FORM OF WARRANT

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                          ON STAGE ENTERTAINMENT, INC.

                  WARRANT TO PURCHASE SERIES A PREFERRED STOCK

NO. PW- T2-1                                                     March 13, 2001

                           VOID AFTER MARCH 13, 2011

                THIS CERTIFIES THAT, for value received, McCown De Leeuw and Company IV, LP, with its principal office at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California, or assigns (the "Holder" or "Purchaser"), is entitled to subscribe for and purchase at the Exercise Price (defined below) from On Stage Entertainment, Inc., a Nevada corporation, with its principal office at 4625 West Nevso Drive, Las Vegas, Nevada (the "Company") _______________ shares of Series A Preferred Stock of the Company (the "Preferred Stock"), as provided herein.

                This warrant shall be exercised within thirty (30) days after receipt by the Holder of: (i) a notice issued with the approval of a majority of the Company's Board of Directors (the "Drawdown Notice") and (ii) certification that the conditions set forth on Exhibit A hereto have been met (the "Officer's Certificate"). Both the Drawdown Notice and Officer's Certificate shall be completed and executed by the Company's Chief Executive Officer, shall identify this Warrant by reference to the warrant number listed above, shall indicate the specific use of proceeds from exercise of this Warrant and shall be in a form reasonably acceptable to the Holder. The Purchaser shall exercise this Warrant for amounts of not less than __________________________ dollars ($____________).

        1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

"Exercise Period" shall mean the time period commencing with the date of this Warrant and ending ten (10) years later.

"Exercise Price" shall mean ________ dollars ($_______) per share of Preferred Stock.

"Exercise Shares" shall mean the shares of the Company's Preferred Stock issuable upon exercise of this Warrant, subject to adjustment pursuant to the terms herein, including Section 5 below.

        2. EXERCISE OF WARRANT. The rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

                (a) An executed Notice of Exercise in the form attached hereto;

                (b) Payment of the Exercise Price either (i) in cash or by check, or (ii) by cancellation of indebtedness; and

                (c)     This Warrant.

                Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised.

                The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

                In the event the Holder (i) disagrees with the certification set forth in the Officer's Certificate that the conditions set forth on Exhibit A have been met and (ii) fails to exercise the Warrant within 30 days after the receipt of the Drawdown Notice and the Officer's Certificate (a "Default"), then the Holder shall, within 10 days of the receipt of the Drawdown Notice and the Officer's Certificate, deliver to the Company a signed written statement setting forth in detail the basis for its disagreement. The Company and the Holder shall then, within 10 days, refer the matter to BDO Seidman, LLP, the Company's independent auditors (the "Arbitrator"), for binding resolution. The Arbitrator shall have the authority to establish such procedures as the Arbitrator deems appropriate to resolve such disagreement and the parties shall cooperate in good faith to resolve such disagreement as soon as practicable but in any event within 30 days of referral of the matter to the Arbitrator. The decision of the Arbitrator shall be final. The fees and expenses of the Arbitrator shall be shared by the parties based on the degree to which the Arbitrator accepts the respective positions of the parties, as conclusively determined by the Arbitrator.

                In the event the Arbitrator determines that the conditions set forth on Exhibit A have been met and the Holder fails to exercise the Warrant within 10 days after the Arbitrator's decision, the Company shall have the right, without limitation, to issue and sell an aggregate of up to $5 million dollars in debt or equity securities of the Company, in a public or private offering, provided that the price per share of such securities shall not be less than $1.25 and such securities shall rank PARI PASSU or junior to the Series A Preferred Stock and the Series A-1 Preferred Stock (the "Default Financing"). To the extent that such approval of the Holders is required by applicable law, the Holders shall vote all of their shares for and raise no objection to the Default Financing.

        3.      COVENANTS OF THE COMPANY.

        3.1. COVENANTS AS TO EXERCISE SHARES. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Preferred Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Preferred Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Preferred Stock to such number of shares as shall be sufficient for such purposes.

        3.2. NO IMPAIRMENT. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

        3.3. NOTICES OF RECORD DATE. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

        4.      REPRESENTATIONS OF HOLDER.

        4.1. ACQUISITION OF WARRANT FOR PERSONAL ACCOUNT. The Holder represents and warrants that it is acquiring the Warrant solely for its account for investment and not with a view to or for sale or distribution of said Warrant or any part thereof, other than potential transfers between affiliates (including affiliated funds). The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

        4.2.    SECURITIES ARE NOT REGISTERED.

                (a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the "Act") on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention, other than potential transfers between affiliates (including affiliated funds).

                (b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available.

                (c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

        4.3.    DISPOSITION OF WARRANT AND EXERCISE SHARES.

                (a) The Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

                        (i) The Company shall have received a letter secured by the Holder from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition; or

                        (ii) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

                        (iii) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition; provided, however, that such statement will not be required if the disposition is permitted under Rule 144 of the Securities Act.

                (b) The Holder agrees not to sell this Warrant or the Exercise Shares during a period specified by the representative of the underwriters of Common Stock (not to exceed one hundred eighty (180) days) following the effective date of the initial registration statement of the Company filed under the Act, so long as all officers, directors, and 1% stockholders have executed similar agreements and are similarly restricted from selling the Company's stock.

                (c) Notwithstanding the provisions of paragraphs (a) and (b) above, the Holder may assign this Warrant and the Exercise Shares to (i) any partner or retired partner of the Holder if Holder is a partnership, (ii) any member or former member of the Holder if Holder is a limited liability company, (iii) any affiliate, including affiliated funds or
(iv) any family member or trust for the benefit of the Holder if the Holder is an individual; provided that the Company is given written notice thereof.

         5. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 5. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

         5.1. SUBDIVISION OR COMBINATION OF STOCK. In case the Company shall at any time subdivide its outstanding shares of the Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of the Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

         5.2. DIVIDENDS IN PREFERRED STOCK, OTHER STOCK, PROPERTY, RECLASSIFICATION. If at any time or from time to time the holders of the Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

                (a) Preferred Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for the Preferred Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

                (b) any cash paid or payable otherwise than as a cash dividend, or

                (c) Preferred Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of the Preferred Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 5.1 above), then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clause (b) above and this clause (c)) which such Holder would hold on the date of such exercise had he been the holder of record of such Preferred Stock as of the date on which holders of the Preferred Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

         5.3. REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER OR SALE. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of the Preferred Stock shall be entitled to receive stock, securities, or other assets or property (an "ORGANIC CHANGE"), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Preferred Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Preferred Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby; provided, however, that in the event the value of the stock, securities or other assets or property (determined in good faith by the Board of Directors of the Company) issuable or payable with respect to one share of the Preferred Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby is in excess of the Exercise Price hereof effective at the time of a merger and securities received in such reorganization, if any, are publicly traded, then this Warrant shall expire unless exercised prior to such Organic Change. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder substantially similar to this Warrant to purchase the Preferred Stock then outstanding, executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

         5.4. CERTAIN EVENTS. If any change in the outstanding Preferred Stock or any other event occurs as to which the other provisions of this Section 5 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

         5.5.   NOTICES OF CHANGE.

                (a) Immediately upon any adjustment in the number or class of shares subject to this Warrant and of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

                (b) The Company shall give written notice to the Holder at least 10 business days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

                (c) The Company shall also give written notice to the Holder at least 30 business days prior to the date on which an Organic Change shall take place.

         6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

         7. NO STOCKHOLDER RIGHTS. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

         8. TRANSFER OF WARRANT. Subject to applicable laws, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder.

         9. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

         10. NOTICES, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by facsimile, express mail or other form of rapid communications, if possible, and if not then such notice or communication shall be mailed by first-class mail, postage prepaid, addressed in each case to the party entitled thereto at the following addresses: (a) if to the Company, to On Stage Entertainment, Inc.,
Attention: President, 4625 West Nevso Drive, Las Vegas, Nevada 89103 and (b) if to the Holder, to MDC IV, L.P. and Affiliates, 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California, Attn: Robert B. Hellman, Jr., or at such other address as one party may furnish to the other in writing. Notice shall be deemed effective on the date dispatched if by personal delivery or confirmed facsimile transmission, two days after mailing if by express mail, three days after mailing if by first-class mail within California, or five days if by first-class mail outside of California.

         11. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

         12. EQUITABLE RELIEF. The Holder recognizes and affirms if it fails to exercise the Warrant within 10 days after a final decision has been rendered by the Arbitrator pursuant to Section 2, the Company would have no adequate remedy at law. The Holder therefore agrees that the Company shall be entitled to injunctive relief or other equitable relief in addition to any other rights and remedies existing in its favor.

         13. GOVERNING LAW. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of California.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of _________________________________.

                                        ON STAGE ENTERTAINMENT, INC.


                                        By:
                                           -------------------------------------

                                        Name:
                                             -----------------------------------

                                        Title:
                                              ----------------------------------

                                    EXHIBIT A

                        CONDITIONS TO FURTHER INVESTMENT

         The Company will be entitled to drawdown funds from tranches two and three of the MDC Commitment (as defined in the Term Sheet and Letter of Intent) subject to the following three conditions:

1. DRAWDOWN NOTICE. Prior to the availability of the Company to drawdown funds from tranches two and three of the MDC Commitment, the Company must submit to the Board of Directors a drawdown notice that includes the proposed funding amount and use of proceeds. The proposed funding amount identified in the drawdown notice must be in installments in excess of $2 million. The use of proceeds must identify specific acquisition or organic growth opportunities for which the additional funding will be used.

2. COMPLIANCE WITH EBITDA BUDGET. The Company will be eligible to drawdown funds from tranches two and three of the MDC Commitment, only if the Company has met the EBITDA (before the deduction of MDC fees) budget approved by the Board of Directors for the current fiscal year to date period.

3. MINIMUM INVESTMENT RETURN (IRR) HURDLE. The Company will be eligible to drawdown funds from tranches two and three of the MDC Commitment only if MDC has earned a minimum annualized rate of return of 35% per annum on its funded investment. MDC's annualized rate of return will be calculated on a quarterly basis using an IRR calculation. The IRR calculation will be based on cash outflows equal to MDC's initial and follow-on investments in the Company and an ending cash inflow equal to the "MDC Equity Value" upon liquidation of its investment in the Company. The "MDC Equity Value" will be calculated by multiplying MDC's fully diluted ownership (assuming full conversion of convertible securities that MDC has funded, excluding the warrants related to the remaining MDC Commitment) of the Company (at the end of each fiscal year) by the "Total Equity Value of the Company". The Total Equity Value of the Company will be calculated by multiplying the Company's Annualized EBITDA (as defined below) by five (5.0) and subtracting the net debt (total indebtedness less cash and cash equivalents) on the Company's balance sheet. For fiscal 2001, the Company's Annualized EBITDA shall be $3.582 million (or the board approved budgeted EBITDA for fiscal 2001) plus any positive EBITDA variance to budget for the year to date period OR less any negative EBITDA variance to budget for the year to date period. For fiscal 2002 and any subsequent fiscal year, the Company's Annualized EBITDA shall be the Company's actual EBITDA calculated on a last twelve months trailing basis.

                               NOTICE OF EXERCISE

TO:  ON STAGE ENTERTAINMENT, INC.

        (1) The undersigned hereby elects to purchase ________ shares of the Preferred Stock of ON STAGE ENTERTAINMENT, INC. (the "Company") pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

        (2) Please issue a certificate or certificates representing said shares of Preferred Stock in the name of the undersigned or in such other name as is specified below:



                      ------------------------------------
                                     (Name)


                      ------------------------------------

                      ------------------------------------
                                    (Address)

        (3) The undersigned represents that (i) the aforesaid shares of Preferred Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned's own interests; (iv) the undersigned understands that the shares of Preferred Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid shares of Preferred Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that among the conditions for use of the Rule is the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Preferred Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.



-----------------------                 ----------------------------------------
(Date)                                  (Signature)


                                        ----------------------------------------
                                        (Print name)

                                 ASSIGNMENT FORM


                      (To assign the foregoing Warrant,
                      execute this form and supply required
                      information. Do not use this form to
                      purchase shares.)


         FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
     ---------------------------------------------------------------------------
                                 (Please Print)

Address:
        ------------------------------------------------------------------------
                                 (Please Print)

Dated:
       -----------------

Holder's
Signature:
          ----------------------------------------------------------------------

Holder's
Address:
        ------------------------------------------------------------------------



NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

                                    EXHIBIT B

                           CERTIFICATE OF DESIGNATION

                CERTIFICATE OF DESIGNATION OF THE RELATIVE RIGHTS
                         AND PREFERENCES OF THE SERIES A
                        CONVERTIBLE PREFERRED STOCK OF ON
                            STAGE ENTERTAINMENT, INC.


     The undersigned, being the President and Secretary, respectively, of On Stage Entertainment, Inc., a Nevada corporation (the "Corporation"), do hereby certify that:

     1. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000, with a par value of $0. 01 per share.

     2. Pursuant to authority conferred upon the Board of Directors of the Corporation by its Articles of Incorporation, as amended (the "Articles"), and, pursuant to the provisions of Section 78.195 and 78.1955 of the Nevada Revised Statutes the Board of Directors has duly adopted the following resolutions:

     RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Articles, the Board of Directors does hereby create, authorize and provide for the issuance of two series of Preferred Stock and does hereby fix the voting powers, designation, relative, participating, optional and other special rights, preferences, and qualifications, limitations and restrictions thereof as follows:

     1. DESIGNATION AND AMOUNT. There shall be a series of Preferred Stock of the Corporation designated as "Series A Preferred Stock" and the number of shares constituting such series shall be 5,000,000. There shall also be a series of Preferred Stock of the Corporation designated as "Series A-1 Preferred Stock" and the number of shares constituting such series shall be 3,000,000. Except as otherwise provided herein, the Series A Preferred Stock and the Series A-1 Preferred Stock shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters, including rights in liquidation. Shares of the Series A Preferred Stock and Series A-1 Preferred Stock are issuable solely in whole shares that shall entitle the holder thereof to participate in the distributions and to have the benefit of all other holders of the Series A Preferred Stock and Series A-1 Preferred Stock as set forth herein.

     2. RANK. The Series A Preferred Stock and the Series A-1 Preferred Stock shall rank senior to the Common Stock of the Corporation and to any Preferred Stock issued after the date hereof with respect to dividend rights and rights on liquidation, winding up and dissolution.

     3. DIVIDENDS. The holders of the Series A Preferred Stock and the Series A-1 Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available therefore, cumulative preferential dividends on each share of the Series A Preferred Stock at a rate per annum equal to 12% of the Liquidation Preference (as defined below) of such share payable quarterly in arrears, in preference to any payment of any dividends to be paid on the Corporation's common stock and other series or class of equity security of the Corporation that does not expressly provide that it is senior in right of payment of dividends to the Series A Preferred Stock and the Series A-1 Preferred Stock. The dividends shall be payable (i) 10% per annum in cash and (ii) 2% per annum through the issuance of a number of additional shares of Series A Preferred Stock and Series A-1 Preferred Stock, respectively (the `Dividend Shares") equal to the dividend amount divided by the

                                       1.

Liquidation Preference of such shares of Series A Preferred Stock and Series A-1 Preferred Stock. Such dividends shall accrue on any given share from day to day when and if declared, based on the actual number of days elapsed. For purposes of computing any, per them accrual, calculations shall be made using a 365-day year. Beginning on the third anniversary of the date hereof, dividends will accrue and be payable only if at the end of the each fiscal year thereafter, the holders of the Series A Preferred Stock and Series A-1 Preferred Stock have not earned a minimum annualized rate of return of 35% per annum, calculated on a quarterly basis using an internal rate of return calculation (the "MR Calculation") The IRR Calculation will be based on cash outflows equal to the equity value of the holders of the Series A Preferred Stock and Series A-1 Preferred Stock upon liquidation, which will be calculated by multiplying the fully diluted ownership of the holders of the Series A Preferred Stock and Series A-1 Preferred Stock by the fiscal year end earnings before interest, taxes, depreciation and amortization time five less the net debt on the Corporation's balance sheet. In addition, the holders of the Series A Preferred Stock and Series A-1 Preferred Stock shall also be entitled to participate pro rata in any dividends paid on the Common Stock on an as converted basis.

     4. LIQUIDATION PREFERENCE. In the event of any Liquidation Event (as defined below) liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to stockholders, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership thereof, the amount of $5.00 per share of Series A Preferred Stock and the Series A-1 Preferred Stock then held by them (as adjusted for any combinations, consolidations, subdivisions, splits or stock dividends with respect to such Series A Preferred Stock and Series A-1 Preferred Stock), and an amount equal to all accrued but unpaid dividends on the Series A Preferred Stock and Series A-1 Preferred Stock (the "Liquidation Preference"). If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock and Series A-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amounts for the Series A Preferred Stock and Series A-1 Preferred Stock, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock and Series A-1 Preferred Stock in proportion to the preferential amount each such holder would have otherwise been entitled to receive.

          (a) For purposes of this Section 2, a "Liquidation Event" means: (i) any liquidation, dissolution or winding up, either voluntary or involuntary, of the Corporation, (ii) the sale of all or substantially all of the assets of the Corporation and (iii) at the option of the holders of a majority of the outstanding shares of the Series A Preferred Stock and Series A-1 Preferred Stock, a merger, reorganization or other transaction in which control of the Corporation is transferred.

          (b) Whenever the distribution or consideration provided for in this
Section 4 shall be payable in any form other than cash, subject to the provisions of Section 4(c), the value of certificate of such distribution or consideration shall be the fair market value of such assets as determined in good faith by the Board of Directors of the Corporation subject to the reasonable approval of the holders of a majority in interest of the then outstanding Series A Preferred Stock and Series A-1 Preferred Stock.



                                       2.

          (c) If the Corporation distributes securities pursuant to this Section 4 and the value of such securities is not determined pursuant to a separate agreement relating to such distribution, such securities shall be valued as follows:

               (i) Securities not subject to restrictions on free marketability:

                    (A) If traded on a securities exchange or the Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or quotation system over a 30-day period ending three days prior to the applicable determination date;

                    (B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three days prior to the applicable determination date; and

               (ii) The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i)(A) or (B) to reflect the approximate fair market value thereof.

          (d) The Corporation shall give each holder of record of Series A Preferred Stock and the Series A-1 Preferred Stock written notice of such impending transaction not later than 20 days prior to the stockholders' meeting called to approve such transaction, or 20 days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 4, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than two business days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Series A Preferred Stock and Series A-I Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Series A Preferred Stock and Series A-1 Preferred Stock.

     5. VOTING RIGHTS. The holders of the Series A Preferred Stock and Series A-1 Preferred Stock will vote on all matters with the holders of the Common Stock, on an as converted basis, except that the affirmative vote of the holders of a majority of the Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a separate class, will be required to:
(i) adversely alter or change the rights, preferences or privileges of the Series A Preferred Stock and Series A-1 Preferred Stock, provided that the consent of two-thirds of the holders of Series A Preferred Stock and Series A-1 Preferred Stock will be required for an amendment that changes any dividend, the Liquidation Preference or any other amount payable on the Series A Preferred Stock and Series A-1 Preferred Stock; (ii) issue any additional shares of Series A Preferred Stock and Series A-1 Preferred Stock; (iv ) cause a change in control (as defined below); (v) cause a liquidation of the Corporation or (vi) change the size of the Board of Directors.

                                       3.

     6. CONVERSION.

          (a) RIGHT TO CONVERT. Each share of Series A Preferred Stock and Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Series A Preferred Stock and Series A-1 Preferred Stock.

          (b) CONVERSION PRICE. Each share of Series A Preferred Stock has a conversion price equal to $.50 per share (the "Series A Conversion Price"). Each share of Series A-1 Preferred Stock has a conversion price equal to $.75 per share (the "Series A-1 Conversion Price" and together with the Series A Conversion Price, (the "Conversion Price"). Each share of Series A Preferred Stock and Series A-1 Preferred Stock is convertible into a number shares of the Corporation's Common Stock equal to the Liquidation Preference divided by the applicable Conversion Price.

          (c) AUTOMATIC CONVERSION. Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the earlier of
(i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock to the public involving gross proceeds to the Corporation of not less than $15,000,000 at a per share offering price (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like) of at least $15.00 (a "Qualified IPO") or (ii) the consent of at least a majority of the holders of the then outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock.

          (d) MECHANICS OF CONVERSION. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock and Series A-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled (after aggregating all shares of Series A Preferred Stock and Series A-1 Preferred Stock held by such holder to be converted, such that the maximum number of whole shares of Common Stock is issued to such holder upon conversion), the Corporation shall pay cash equal to such fraction multiplied by the then effective Conversion Price of such series of Series A Preferred Stock and Series A-1 Preferred Stock. Before any holder of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to Section 6(a), such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Series A Preferred Stock and Series A-1 Preferred Stock, and shall give written notice by mail, postage prepaid, to the Corporation at its principal corporate office, of the election to convert the same. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock and Series A-1 Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. In the event of an automatic conversion pursuant to Section 6(c), the outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or the transfer agent for such Series A Preferred Stock and Series A-1 Preferred Stock Preferred Stock; and the

                                       4.

Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Series A Preferred Stock and Series A-1 Preferred Stock are either delivered to the Corporation or the transfer agent for such Series A Preferred Stock and Series A-1 Preferred Stock as provided above, or the holder notifies the Corporation or the transfer agent for such Series A Preferred Stock and Series A-1 Preferred Stock that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable thereafter, issue and deliver to such address as the holder may direct, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. If the conversion is in connection with a public offering of securities described in Section 6(c), the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, and the conversion shall not be deemed to have occurred until immediately prior to the closing of such sale of securities.

          (e) STATUS OF CONVERTED STOCK. In the event any shares of Series A Preferred Stock and Series A-1 Preferred Stock Preferred Stock shall be converted pursuant to this Section 6, the shares so converted shall be canceled and shall not be reissued by the Corporation.

          (f) PARTIAL CONVERSION. In the event some but not all of the shares of Series A Preferred Stock or Series A-1 Preferred Stock represented by a certificate or certificates are converted, the Corporation shall execute and deliver to or to the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series A Preferred Stock or Series A-1 Preferred Stock which were not converted.

          (g) RESERVATION OF COMMON STOCK. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock and Series A-1 Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient or as may be available to effect the conversion of all outstanding shares of the Series A Preferred Stock and Series A-1 Preferred Stock and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the then outstanding shares of the Series A Preferred Stock and Series A-1 Preferred Stock, the Corporation shall use its best efforts to take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

          (h) Adjustment of Conversion Price of Series A Preferred Stock and Series A-1 Preferred Stock. The Conversion Price shall be subject to adjustment from time to time as follows:

                (i) ADJUSTMENTS FOR SUBDIVISIONS OR COMBINATIONS OF COMMON STOCK. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividend or otherwise, into a greater number of shares of Common Stock, the Conversion Price of the Series A Preferred Stock and Series A-1 Preferred Stock then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined or consolidated into a lesser

                                       5.

number of shares of Common Stock, the Conversion Price of the Series A Preferred Stock and Series A-1 Preferred Stock then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

               (ii) ADJUSTMENTS FOR STOCK DIVIDENDS AND OTHER DISTRIBUTIONS. In the event the Corporation makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution (excluding repurchases of securities by the Corporation not made on a pro rata basis) payable in property, in securities of other persons or of the Corporation other than shares of Common Stock or evidences of indebtedness of other persons or of the Corporation, and other than as otherwise adjusted for in this Section 6 or as provided for in Section 3 in connection with a dividend, then and in each such event the holders of Series A Preferred Stock and Series A-1 Preferred Stock shall receive, at the time of such distribution, the amount of any such distribution that they would have received had their shares of Series A Preferred Stock and Series A-1 Preferred Stock been converted into Common Stock immediately prior to the date of such event.

              (iii) ADJUSTMENTS FOR REORGANIZATIONS, RECLASSIFICATIONS OR SIMILAR EVENTS. If the Common Stock shall be changed into the same or a different number of shares of any other class or classes of stock or other securities or property, whether by capital reorganization, reclassification or otherwise, then each share of Series A Preferred Stock and Series A-1 Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such shares of Series A Preferred Stock and Series A-1 Preferred Stock shall have been entitled upon such reorganization, reclassification or other event.

               (iv) SALE OF SHARES BELOW CONVERSION PRICE.

                    (A) If, at any time or from time to time after the date hereof, the Corporation issues or sells, or is deemed by the express provisions of this subparagraph (ii) to have issued or sold, Additional Shares of Common Stock (as defined in clause (D) below), other than upon a subdivision or combination of, or as a dividend or other distribution on, the Common Stock as provided in subparagraph (h)(i) above, for an Effective Price (as defined in clause (D) below) less than the then existing Conversion Price (or, if an adjusted Conversion Price shall be in effect by reason of a previous adjustment, then less than such adjusted Conversion Price) applicable to Series A Preferred Stock and the Series A-1 Preferred Stock, the then-existing Conversion Price of such Preferred Stock shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the then-existing Conversion Price of such series of Preferred Stock by a fraction (i) the numerator of which shall be (A) the number of shares of Common Stock outstanding at the close of business on the day next preceding the date of such issue or sale, plus (B) the number of shares of Common Stock that the aggregate consideration received (or by the express provisions hereof deemed to have been received) by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the then-existing Conversion Price with respect to any series of the Preferred Stock, and (ii) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date of such issue after giving effect to such issue of Additional Shares of Common Stock; provided, however that for the purposes of this

                                       6.

clause (i), only shares of Common Stock and Preferred Stock then outstanding shall be deemed to be outstanding Common Stock.

                    (B) For the purpose of making any adjustment required under this subparagraph (ii) the consideration received by the Corporation for any issue or sale of securities shall (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Corporation, before deducting any expenses payable by the Corporation and any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale, (B) to the extent it consists of property, be computed as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, or rights or options to purchase either Additional Shares of Common Stock are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, or rights or options, as the case may be.

                    (C) For the purpose of the adjustment required under this subparagraph (ii) if the Corporation issues or sells any rights or options to purchase Common Stock or any other securities convertible into shares of Common Stock of the Corporation ("Convertible Securities") and if the Effective Price of the Additional Shares of Common Stock underlying such rights or options or Convertible Securities is less than the then applicable Conversion Price in effect for the Series Preferred Stock, then the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amount of consideration, if any, payable to the Corporation upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion thereof No further adjustment of the applicable Conversion Price with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights, options or the conversion of any such Convertible Securities. If the purchase price provided for in any option or the additional consideration (if any) payable upon the issue, conversion or exchange of any Convertible Securities or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the applicable Conversion Price in effect with respect to the Series A Preferred Stock or Series A-1 Preferred Stock at the time of such change shall be adjusted immediately to the Conversion Price which would have been in effect at such time had such option or Convertible Security originally provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the applicable Conversion Price with respect to the Series A Preferred Stock and Series A-1 Preferred Stock, adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the applicable

                                       7.

Conversion Price that would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities.

                    (D) "Additional Shares of Common Stock" means all shares of Common Stock issued by the Corporation after the date hereof, whether or not subsequently reacquired or retired by the Corporation, other than shares of Common Stock issued:

                         1) upon conversion of any Preferred Stock;

                         2) to officers, employees or directors of, or
consultants and advisors to, the Corporation or any subsidiary pursuant to any stock purchase or stock option plans or other arrangements that are approved by the Board, as adjusted for any stock splits, stock dividends or other similar capital modifications;

                         3) as a dividend or distribution on any Preferred
Stock;

                         4) in connection with a Qualified IPO.

The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this subparagraph (ii) into the aggregate consideration received, or deemed to have been received by the Corporation for such issue under this subparagraph (ii) for such Additional Shares of Common Stock.

          (i) DURATION OF ADJUSTED CONVERSION PRICE. Following each computation or readjustment of an adjusted Conversion Price with respect to the Series A Preferred Stock and Series A-1 Preferred Stock as provided above in this Section 6, the new adjusted Conversion Price for such series of Preferred Stock shall remain in effect until a further computation or readjustment thereof is required by this Section 6.

          (j) OTHER ACTION AFFECTING COMMON STOCK. If, after the filing of this Certificate of Designation, the Corporation shall take any action affecting its shares of Common Stock, other than an action described above in this Section 6, that in the good faith opinion of the Board would have a materially adverse effect upon the Conversion Rights of any series of Preferred Stock set forth herein, the applicable Conversion Price of the affected Preferred Stock shall be adjusted in a manner and at a time as the Board may in good faith determine to be equitable in the circumstances.

          (k) CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price of any series of Preferred Stock pursuant to

                                       8.

this Section 6, the Corporation at its expense promptly shall compute the adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the affected Preferred Stock a certificate setting forth the adjustment or readjustment and showing in detail the facts upon which the adjustment or readjustment is based. The Corporation, upon the written request, at any time, of any holder of Series A Preferred Stock and Series A-1 Preferred Stock, shall furnish or cause to be furnished to that holder a like certificate setting forth: (i) the adjustments and readjustments; (ii) the applicable Conversion Price of the such holder's series of Preferred Stock at the time in effect; and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Preferred Stock.

     7. REDEMPTION. Upon the occurrence of (i) any transaction or series of related transactions involving any corporate reorganization, merger or consolidation that win result in the holders of the capital stock of the Corporation immediately after such transaction not holding at least 50% of the voting power of the surviving or continuing entity entitled to vote in an election of the Board of Directors of such acquiring or surviving entity or
(ii) a sale of substantially all of the assets of the Corporation whether pursuant to one or a series of related transactions that will result in the Corporation's stockholders immediately after such sale no holding at least 50% of the voting power of the surviving or acquiring entitled to vote in an election of the Board of the Directors of the surviving or acquiring entity (collectively, a "Change of Control"), at the option of the holders of a majority of the Series A Preferred Stock and Series A-1 Preferred Stock, the Corporation will be required to redeem all of the outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock at a price per share equal to the greater of (i) the Liquidation Preference plus accrued and unpaid dividends or (ii) the per share price of the Common Stock to be received in connection with the Change of Control times the number of shares of Common Stock into which the shares of Series A Preferred Stock and Series A-1 Preferred Stock are convertible.

     8. LOST OR STOLEN CERTIFICATES. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Series A Preferred Stock or Series A-1 Preferred Stock certificate(s), and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon the cancellation of the Series A Preferred Stock or Series A-1 Preferred Stock certificate(s), as the case may be, if mutilated, the Corporation shall execute and deliver new certificates for Series A Preferred Stock or Series A-1 Preferred Stock of like tenure and date. However, the Corporation shall not be obligated to reissue such lost or stolen certificates for shares of Series A Preferred Stock or Series A-1 Preferred Stock if the holder contemporaneously requests the Corporation to convert such Series A Preferred Stock or Series A-1 Preferred Stock into Common Stock.

     9. NO REISSUANCE OF SERIES A PREFERRED STOCK OR SERIES A-1 PREFERRED STOCK. Any share or shares of Series A Preferred Stock or Series A-1 Preferred Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, shall return to the status of authorized but unissued preferred stock of no designated series, and shall not be reissuable or re-sellable by the Corporation as Series A Preferred Stock or Series A-1 Preferred Stock.

                                       9.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Timothy J. Parrott and Christopher R. Grobl, the President and Secretary, respectively, as of this _____ day of ________ 2001.


                                       --------------------------------
                                       Timothy Parrott
                                       President


                                       --------------------------------
                                       Christopher R. Grobl
                                       Secretary




                                      10.

                                 ACKNOWLEDGMENT

STATE OF NEVADA   )
                  )       SS.
COUNTY OF CLARK   )

          On this ______ day of March, 2001, personally appeared before me, a Notary Public (or judge or other authorized person, as the case may be), Timothy
J. Parrott and Christopher R. Grobl, personally known to me (or proved to me on the basis of satisfactory evidence) to be the persons whose names are subscribed to the Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of On Stage Entertainment, Inc. and acknowledged to me that they executed the same in their authorized capacities of President and Secretary of On Stage Entertainment, Inc., respectively, and that by their signatures on the Certificate of Designation, the persons or the entity upon behalf of which the persons acted, executed said Certificate of Designation the date and year first above written.

         WITNESS my hand and official seal.


                                       -------------------------------------
                                       NOTARY PUBLIC in and for said county
                                       and state



                                      11.

                                    EXHIBIT I

                             SCHEDULE OF EXCEPTIONS

     In connection with that certain Stock and Warrant Purchase Agreement dated as of March ___, 2001 by and among On Stage Entertainment, Inc. (the "Company") and the Purchaser, as defined therein, (the "Agreement"), the Company hereby delivers this Schedule of Exceptions to the Company's representations and warranties given in the Agreement. The section numbers in this Schedule of Exceptions correspond to the section numbers in the Agreement; provided, however, that each exception is taken and such information is provided as to all representation and warranties of the Company set forth in the Agreement, to the extent relevant as is clearly based on the nature and specificity of such exception. Capitalized terms used but not defined herein shall have the same meanings given them in the Agreement.

5.2 SUBSIDIARIES.

     The following is a list of the Company's subsidiaries and their jurisdictions of incorporation and where they are qualified to do business as a foreign corporation:

                                                              JURISDICTION OF
                                                              INCORPORATION OR        JURISDICTIONS OF FOREIGN
SUBSIDIARY                                                    ORGANIZATION            QUALIFICATIONS
-----------------------------------------------------------   ----------------------  ---------------------------------
On Stage Productions, Inc.                                    Nevada
On Stage Events, Inc.                                         Nevada
On Stage Casino Entertainment, Inc.                           Nevada
On Stage Merchandise, Inc.                                    Nevada
On Stage Marketing, Inc.                                      Nevada
Legends in Concert, Inc.                                      Nevada
Fort Liberty, Inc.                                            Nevada                  Florida
Blazing Pianos, Inc.                                          Nevada                  Florida
King Henry's, Inc.                                            Nevada                  Florida
On Stage Theaters, Inc.(1)                                    Nevada                  Missouri, South Carolina
On Stage Theaters Surfside Beach, Inc.                        Nevada                  South Carolina
On Stage Theaters North Myrtle Beach, Inc.(2)                 Nevada                  South Carolina
Wild Bills California, Inc.                                   Nevada                  California
On Stage Theaters Branson, LLC                                Nevada                  Missouri
Branson On Stage, LLC                                         Nevada                  Missouri
Country Tonite Branson, LLC                                   Nevada                  Missouri
On Stage Theatres Canada, Inc.(3)                             Ontario

--------------

(1) d/b/a On Stage Dinner Theaters, Inc. in California.
(2) Such subsidiary is not currently in good standing in the State of South Carolina, pending payment of taxes for the fiscal years 1997 through 2000. See Section 5.13, No. 2.
(3) Pending dissolution upon receipt of tax refund.


                                      12.

5.3 CAPITALIZATION. The outstanding capital securities of the Company, including all Common Stock, Preferred Stock, options, warrants and the exercise prices and expiration dates are as set forth on EXHIBIT J.

5.5 FINANCIAL STATEMENTS. Copies of the Financial Statements are attached as EXHIBIT K.

5.6(b) CONTINGENT OBLIGATIONS.

     1. The Company agreed to a stipulated judgment in the amount of $300,000 entered in favor of Richard Winokur and Steven Zadrick in the Ninth Judicial Circuit in and for Orange County, Florida.

     2. The Company agreed to a stipulated judgment in the amount of $350,000 entered in favor of Roger Bergmann and Robert Lyle in the Second Judicial District Court of Nevada, County of Washoe, of which a payment of $80,000 remains.

     3. The Company has granted the landlord of its Surfside Beach, South Carolina property to right to use the Company's "Legends in Concert" trademark for all locations within 300 miles of the Company's Myrtle Beach, South Carolina property if the Company is in default under its Surfside Beach lease and fails to cure such default within 60 days.

     4. In October 2000, the Company entered into agreements to restructure its outstanding debt with Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC") and First Security Bank ("FSB"). Under the terms of the agreement with ICCMIC, ICCMIC agreed to convert its outstanding loan to the Company of approximately $10 million into approximately 4,000,000 million shares of Common Stock of the Company. In connection with this agreement, Timothy J. Parrott, the Company's President and Chief Executive Officer purchased approximately 2.6 million of such shares from ICCMIC for aggregate consideration of $1 million. Under the terms of the agreement with FSB, effective as of August 1, 2000, the Company restructured its approximately $1.2 million of indebtedness into a two-year note with payments of $50,000 per month. The note accrues interest at the rate of prime plus 2%.

5.7 OBLIGATIONS TO RELATED PARTIES.

     1. The Company owes Mr. Parrott salary from January 1, 2001 up to and including the Closing Date. Mr. Parrott has agreed to defer such salary until such time as Mr. Parrott and the Company mutually agree that the Company is a better financial position.

     2. The Company currently leases from John W. Stuart, its Chairman of the Board, seven condominium units in Atlantic City, New Jersey for use by the Company's performers. The terms of the leases are no more favorable to the Company than those that would be available to an unrelated third party. In addition to a monthly rental of $12,171, the Company also pays the association dues, insurance, taxes, maintenance fees and utilities.

     3. The Company reimburses Mr. Stuart for expenses incurred by Mr. Stuart on behalf of the Company. In a recent reconciliation, the Mr. Stuart's previously incurred expenses were offset against advances made to him by the Company.

                                      13.

5.9 TITLE TO PROPERTIES AND ASSETS; LIENS, ETC. First Security has perfected liens on all of the Company's personal property. Additionally, the balance of the Company's assets are currently encumbered by Imperial Credit Commercial Mortgage Investment Corp., which liens will be released in accordance with the terms of the Forbearance Agreement and restructuring.

5.13 TAX RETURNS, PAYMENTS AND ELECTIONS.

     1. The Company has not filed federal or state tax returns for the years ended 1999 and 1998. The Company is currently preparing such returns and anticipates filing such returns by the end of March 2001. The Company estimates that the tax liabilities associated with such returns will be less than $100,000 in the aggregate.

     2. The Company was audited by the State of South Carolina for the years ended 1997 through 2000, which resulted in an aggregate tax liability of $15,000.*

     3. The Nevada Department of Revenue audited the Company's sales and use tax filings during 1999 which resulted in a tax liability of $17,000.

5.14 EMPLOYEES.

     1. Employment Agreement dated October 12, 2000 between the Company and John W. Stuart.

     2. Employment Agreement dated October 12, 2000 between the Company and Timothy J. Parrott.

5.16 REGISTRATION RIGHTS AND VOTING RIGHTS. The Company has granted registration rights for an aggregate of 8,879,330 shares of Common Stock to various individuals and entities pursuant to the following agreements:

     1. Letter Agreements dated January 27, 1997 between the Company and warrant holders with respect to the exchange of warrants for an aggregate of 440,755 shares of Common Stock;

     2. Warrant to Purchase Common Stock dated April 30, 1998 issued to Joseph D. Kowal.

     3. Letter Agreements dated January 27, 1997 between the Company and debenture holders with respect to the conversion of debentures for an aggregate of 505,649 shares of Common Stock;

     4. Registration Rights Agreement dated March 19, 1997 among the Company and Holders with respect to an aggregate of 408,000 shares of Common Stock;

     5. Warrant Agreement dated August 19, 1997 between the Company and Whale Securities Co., L.P.

                                      14.

     6. Warrant Agreement dated March 13, 1998 among the Company, Imperial Credit Commercial Mortgage Investment Corp. and Capital Group, LLC, as modified by Modification of Warrant Agreement dated September 30, 1998.

     7. Asset Purchase Agreement dated June 30, 1998 among the Company, On Stage Theaters Surfside Beach, Inc., On Stage Theaters Myrtle Beach, Inc. and Calvin Gilmore Productions, Inc.

     8. Stock Option Agreement dated April 23, 1999 between the Company and Nida & Maloney LLP.

     9. Warrant to Purchase Common Stock of the Company dated April 5, 1999 issued to John W. Stuart.

     10. Stock Purchase Agreement dated May 19, 1999 between the Company and Dr. Larry Salberg.

     11. Letter Agreement dated October 30, 2000 among the Company, Howard Brand and Lance Hall.

     12. Warrant to Purchase Common Stock of the Company dated October 12, 2000 issued to Timothy J. Parrott.

     13. Investor Rights and Voting Agreement dated October 12, 2000 among the Company, Imperial Credit Commercial Mortgage Investment Corp., John Stuart and Timothy Parrott.

     In addition, the Company granted registration rights with respect to 475,000 shares of Common Stock pursuant to the minutes of special committee of the Board of Directors on June 10, 1998.

     * Such amount will be paid upon the Closing. See also Section 5.2.

                                      15.

                                    EXHIBIT C

                          ON STAGE ENTERTAINMENT, INC.

                            INVESTOR RIGHTS AGREEMENT

                                TABLE OF CONTENTS


                                                                                                              PAGE

SECTION 1  GENERAL................................................................................................1

         1.1      Definitions.....................................................................................1

SECTION 2  REGISTRATION; RESTRICTIONS ON TRANSFER.................................................................2

         2.1      Restrictions on Transfer........................................................................2

         2.2      Demand Registration.............................................................................4

         2.3      Piggyback Registrations.........................................................................5

         2.4      Form S-3 Registration...........................................................................6

         2.5      Expenses of Registration........................................................................7

         2.6      Obligations of the Company......................................................................8

         2.7      Termination of Registration Rights..............................................................9

         2.8      Delay of Registration; Furnishing Information...................................................9

         2.9      Indemnification.................................................................................9

         2.10     Assignment of Registration Rights..............................................................11

         2.11     Amendment of Registration Rights...............................................................12

         2.12     Limitation on Subsequent Registration Rights...................................................12

         2.13     "Market Stand-Off" Agreement...................................................................12

         2.14     Agreement to Furnish Information...............................................................12

         2.15     Rule 144 Reporting.............................................................................13

SECTION 3 COVENANTS OF THE COMPANY...............................................................................13

         3.1      Basic Financial Information and Reporting......................................................13

         3.2      Inspection Rights..............................................................................14

         3.3      Confidentiality of Records.....................................................................14

         3.4      Reservation of Common Stock....................................................................14

         3.5      Proprietary Information and Inventions Agreement...............................................14

         3.6      Assignment of Right of First Refusal...........................................................14

         3.7      Approval.......................................................................................15

         3.8      Indemnification and Advancement................................................................15

         3.9      Termination of Covenants.......................................................................16

SECTION 4  RIGHTS OF FIRST REFUSAL...............................................................................16

         4.1      Subsequent Offerings...........................................................................16

                                       i.

                                TABLE OF CONTENTS
                                   (CONTINUED)


                                                                                                              PAGE

         4.2      Exercise of Rights.............................................................................16

         4.3      Issuance of Equity Securities to Other Persons.................................................16

         4.4      Termination and Waiver of Rights of First Refusal..............................................17

         4.5      Transfer of Rights of First Refusal............................................................17

         4.6      Excluded Securities............................................................................17

SECTION 5  MISCELLANEOUS.........................................................................................18

         5.1      Governing Law..................................................................................18

         5.2      Survival.......................................................................................18

         5.3      Successors and Assigns.........................................................................18

         5.4      Entire Agreement...............................................................................18

         5.5      Severability...................................................................................19

         5.6      Amendment and Waiver...........................................................................19

         5.7      Delays or Omissions............................................................................19

         5.8      Notices........................................................................................19

         5.9      Attorneys' Fees................................................................................19

         5.10     Titles and Subtitles...........................................................................20

         5.11     Additional Investors...........................................................................20

         5.12     Counterparts...................................................................................20

         5.13     Aggregation of Stock...........................................................................20


                                       ii.

                          ON STAGE ENTERTAINMENT, INC.

                            INVESTOR RIGHTS AGREEMENT


     THIS INVESTOR RIGHTS AGREEMENT (the "Agreement") is entered into as of the 13th day of March, 2001, by and among On Stage Entertainment, Inc., a Nevada corporation (the "Company") and the investors listed on Exhibit A hereto, referred to hereinafter as the "Investors" and each individually as an "Investor."


                                    Recitals

     WHEREAS, the Investors are purchasing shares of the Company's Series A Preferred Stock (the "Series A Stock") pursuant to that certain Stock and Warrant Purchase Agreement (the "Purchase Agreement") of even date herewith; (the "Financing").

     WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement; and

     WHEREAS, in connection with the consummation of the Financing, the parties desire to enter into this Agreement in order to grant registration, information rights and other rights to the Investors as set forth below.

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

SECTION 1. GENERAL.

     1.1 DEFINITIONS. As used in this Agreement the following terms shall have the following respective meanings:

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

          "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities in accordance with Section 2.10 hereof.

          "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

                                       1.

          "Registrable Securities" means (a) Common Stock of the Company issued or issuable upon conversion of the Series A Stock and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities sold by a person to the public either pursuant to a registration statement or Rule 144 or sold in a private transaction in which the transferor's rights under Section 2 of this Agreement are not assigned.

          "Registrable Securities then outstanding" shall be the number of shares determined by calculating the total number of shares of the Company's Common Stock that are Registrable Securities and either (a) are then issued and outstanding or (b) are issuable pursuant to then exercisable or convertible securities.

          "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 2.2, 2.3 and 2.4 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements not to exceed twenty-five thousand dollars ($25,000) of a single special counsel for the Holders, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

          "SEC" or "Commission" means the Securities and Exchange Commission.

          "Securities Act" shall mean the Securities Act of 1933, as amended.

          "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale.

          "Shares" shall mean the Company's Series A Stock issued pursuant to the Purchase Agreement and held by the Investors listed on Exhibit A hereto and their permitted assigns and the Series A Stock issuable upon exercise of the Warrants.

          "Special Registration Statement" shall mean (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the resale of securities issued in such a transaction or (iii) a registration related to stock issued upon conversion of debt securities.

          "Warrants" shall mean those certain warrants to purchase Series A Stock held by the Investors dated as of the date set forth in the first paragraph hereof.

SECTION 2. REGISTRATION; RESTRICTIONS ON TRANSFER.

     2.1  RESTRICTIONS ON TRANSFER.

          (a) Each Holder agrees not to make any disposition of all or any portion of the Shares or Registrable Securities unless and until:

                                       2.

               (i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

              (ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144, except in unusual circumstances.

             (iii) Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by a Holder that is (A) a partnership transferring to its partners or former partners in accordance with partnership interests,
(B) a corporation transferring to a wholly-owned subsidiary or a parent corporation that owns all of the capital stock of the Holder, (C) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company, (D) an individual transferring to the Holder's family member or trust for the benefit of an individual Holder, or (E) any transferee who acquires at least five hundred thousand (500,000) Registerable Securities; PROVIDED that in each case the transferee will be subject to the terms of this Agreement to the same extent as if he, she or it were an original Holder hereunder.

          (b) Each certificate representing Shares or Registrable Securities shall (unless otherwise permitted by the provisions of the Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

          THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

          (c) The Company shall be obligated to reissue promptly unlegended certificates at the request of any Holder thereof if the Holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend.

          (d) Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed

                                       3.

upon receipt by the Company of an order of the appropriate blue sky authority authorizing such removal.

     2.2  DEMAND REGISTRATION.

          (a) Subject to the conditions of this Section 2.2 and from and after six months from the date hereof, if the Company shall receive a written request from the Holders of a majority of the Registrable Securities (the "INITIATING HOLDERS") that the Company file a registration statement under the Securities Act covering the registration of the Registrable Securities then outstanding and if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $2,500,000 (a "QUALIFIED PUBLIC OFFERING"), then the Company shall, within thirty (30) days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 2.2, effect, as expeditiously as reasonably possible, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered.

          (b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this
Section 2.2 or any request pursuant to Section 2.4 and the Company shall include such information in the written notice referred to in Section 2.2(a) or Section 2.4(a), as applicable. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders (which underwriter or underwriters shall be reasonably acceptable to the Company). Notwithstanding any other provision of this Section 2.2 or Section 2.4, if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a PRO RATA basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders); PROVIDED, HOWEVER, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

          (c) The Company shall not be required to effect a registration pursuant to this Section 2.2:

               (i) after the Company has effected three (3) registrations pursuant to this Section 2.2, and such registrations have been declared or ordered effective;

              (ii) during the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of the registration statement

                                       4.

pertaining to a public offering, other than pursuant to a Special
Registration Statement; PROVIDED that the Company makes reasonable good faith efforts to cause such registration statement to become effective;

             (iii) if within fifteen (15) days of receipt of a written request from Initiating Holders pursuant to Section 2.2(a), the Company gives notice to the Holders of the Company's intention to file a registration statement for a public offering, other than pursuant to a Special
Registration Statement within forty-five (45) days;

              (iv) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 2.2, a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; PROVIDED that such right to delay a request shall be exercised by the Company not more than once in any twelve
(12) month period;

               (v) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.4 below; or

              (vi) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

     2.3 PIGGYBACK REGISTRATIONS. The Company shall notify all Holders of Registrable Securities in writing at least fifteen (15) days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding Special Registration Statements) and will afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within fifteen (15) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

          (a) UNDERWRITING. If the registration statement under which the Company gives notice under this Section 2.3 is for an underwritten offering, the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder to be included in a registration pursuant to this Section 2.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in

                                       5.

the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a PRO RATA basis based on the total number of Registrable Securities held by the Holders; and third, to any shareholder of the Company (other than a Holder) requesting registration pursuant to Section 2.2 on a PRO RATA basis. No such reduction shall reduce the amount of securities of the selling Holders included in the registration below twenty-five percent (25%) of the total amount of securities included in such registration. In no event will shares of any other selling shareholder be included in such registration that would reduce the number of shares which may be included by Holders without the written consent of Holders of not less than sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities proposed to be sold in the offering. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder which is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing person shall be deemed to be a single "Holder," and any PRO RATA reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

          (b) RIGHT TO TERMINATE REGISTRATION. The Company shall have the right to terminate or withdraw any registration initiated by it under this
Section 2.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.5 hereof.

     2.4 FORM S-3 REGISTRATION. In case the Company shall receive from any Holder or Holders of Registrable Securities a written request or requests that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar short-form registration statement and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

          (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders of Registrable Securities; and

          (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; PROVIDED, HOWEVER, that

                                       6.

the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4:

               (i) if Form S-3 is not available for such offering by the Holders, or

              (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than five hundred thousand dollars ($500,000), or

             (iii) if within thirty (30) days of receipt of a written request from any Holder or Holders pursuant to this Section 2.4, the Company gives notice to such Holder or Holders of the Company's intention to make a public offering within ninety (90) days, other than pursuant to a Special Registration Statement;

              (iv) if the Company shall furnish to the Holders a certificate signed by the Chairman of the Board of Directors of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 2.4; PROVIDED, that such right to delay a request shall be exercised by the Company not more than once in any twelve (12) month period, or

               (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

          (c) Subject to the foregoing, the Company shall file a Form S-3 registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the requests of the Holders. Registrations effected pursuant to this
Section 2.4 shall not be counted as demands for registration or registrations effected pursuant to Sections 2.2 or 2.3, respectively.

     2.5 EXPENSES OF REGISTRATION. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 2.2 or any registration under
Section 2.3 or Section 2.4 herein shall be borne by the Company, including the expense of one special counsel of the selling shareholders not to exceed twenty-five thousand dollars ($25,000). All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the holders of the securities so registered PRO RATA on the basis of the number of shares so registered. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 2.2 or 2.4, the request of which has been subsequently withdrawn by the Initiating Holders unless (a) the withdrawal is based upon material adverse information concerning the Company of which the Initiating Holders were not aware at the time of such request or (b) the Holders of a majority of Registrable Securities agree to forfeit their right to one requested registration pursuant to Section 2.2 or Section 2.4, as applicable, in which event such right shall be forfeited by all

                                       7.

Holders). If the Holders are required to pay the Registration Expenses, such expenses shall be borne by the holders of securities (including Registrable Securities) requesting such registration in proportion to the number of shares for which registration was requested. If the Company is required to pay the Registration Expenses of a withdrawn offering pursuant to clause (a) above, then the Holders shall not forfeit their rights pursuant to Section
2.2 or Section 2.4 to a demand registration.

     2.6 OBLIGATIONS OF THE COMPANY. Whenever required to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

          (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to thirty (30) days or, if earlier, until the Holder or Holders have completed the distribution related thereto. The Company shall not be required to file, cause to become effective or maintain the effectiveness of any registration statement that contemplates a distribution of securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

          (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in paragraph
(a) above.

          (c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

          (d) Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; PROVIDED that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

          (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

          (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use reasonable

                                       8.

efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

          (g) Use its reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters.

     2.7 TERMINATION OF REGISTRATION RIGHTS. A Holder's registration rights shall expire if (a) such Holder (together with its affiliates) holds less than 1% of the Company's outstanding Common Stock (treating all shareS of convertible Preferred Stock on an as converted basis) and (b) all Registrable Securities held by and issuable to such Holder (and its affiliates) may be sold under Rule 144 during any ninety (90) day period.

     2.8  DELAY OF REGISTRATION; FURNISHING INFORMATION.

          (a) No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

          (b) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.2, 2.3 or 2.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

          (c) The Company shall have no obligation with respect to any registration requested pursuant to Section 2.2 or Section 2.4 if, due to the operation of subsection 2.2(b), the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in Section 2.2 or
Section 2.4, whichever is applicable.

     2.9 INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under Sections 2.2, 2.3 or 2.4:

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims,

                                       9.

damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "VIOLATION") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to each such Holder, partner, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED HOWEVER, that the indemnity agreement contained in this Section 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

          (b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, or partner, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration; and each such Holder will pay as incurred any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, or partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; PROVIDED FURTHER, that in no event shall any indemnity under this Section 2.9 exceed the net proceeds from the offering received by such Holder.

                                      10.

          (c) Promptly after receipt by an indemnified party under this
Section 2.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, HOWEVER, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this
Section 2.9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.9.

          (d) If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; PROVIDED, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

          (e) The obligations of the Company and Holders under this Section
2.9 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

     2.10 ASSIGNMENT OF REGISTRATION RIGHTS. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned by a Holder to a transferee or assignee of Registrable Securities that (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member, stockholder or shareholder of a Holder, (b) is a Holder's family member or trust for the benefit of an individual Holder, or
(c) acquires at least

                                      11.

five hundred thousand (500,000) shares of Registrable Securities (as adjusted for stock splits and combinations); or (d) is an entity affiliated by common control (or other related entity) with such Holder PROVIDED, HOWEVER, (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.

     2.11 AMENDMENT OF REGISTRATION RIGHTS. Any provision of this Section 2 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of at least sixty-six and two-thirds percent (66-2/3%) of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section
2.11 shall be binding upon each Holder and the Company. By acceptance of any benefits under this Section 2, Holders of Registrable Securities hereby agree to be bound by the provisions hereunder.

     2.12 LIMITATION ON SUBSEQUENT REGISTRATION RIGHTS. Other than as provided in Section 5.11, after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least sixty-six and two-thirds percent (66- 2/3%) of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights senior to those granted to the Holders hereunder, other than the right to a Special Registration Statement.

     2.13 "MARKET STAND-OFF" AGREEMENT . Each Holder hereby agrees that such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty
(180) days following the effective date of a registration statement of the Company filed under the Securities Act; PROVIDED that all officers and directors of the Company and holders of at least one percent (1%) of the Company's voting securities enter into similar agreements.

     2.14 AGREEMENT TO FURNISH INFORMATION. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter that are consistent with the Holder's obligations under Section 2.13 or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Holder shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in Section 2.13 and this Section 2.14 shall not apply to a Special Registration. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. Each Holder agrees that any transferee of any shares of Registrable Securities shall be bound by Sections 2.13 and 2.14. The underwriters of the Company's stock are intended third party beneficiaries of Sections 2.13 and 2.14 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

                                      12.

     2.15 RULE 144 REPORTING. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

          (a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration filed by the Company for an offering of its securities to the general public;

          (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

          (c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

SECTION 3. COVENANTS OF THE COMPANY.

     3.1  BASIC FINANCIAL INFORMATION AND REPORTING.

          (a) The Company will maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with United States generally accepted accounting principles consistently applied, and will set aside on its books all such proper accruals and reserves as shall be required under United States generally accepted accounting principles consistently applied.

          (b) As soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days thereafter, the Company will furnish each Investor a balance sheet of the Company, as at the end of such fiscal year, and a statement of operations and a statement of cash flows of the Company, for such year, all prepared in accordance with United States generally accepted accounting principles and the Rules and Regulations of the SEC consistently applied and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail. Such financial statements shall be accompanied by a report thereon by independent public accountants of national standing selected by the Company's Board of Directors.

          (c) The Company will furnish each Investor, as soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five (45) days thereafter, a balance sheet of the Company as of the end of each such quarterly period, and a statement of operations and a statement of cash flows of the Company for such period and for the current fiscal year to date, prepared in accordance with United States generally accepted accounting principles and the Rules and Regulations of the SEC, with the exception that no notes need be attached, except as

                                      13.

required by the Rules and Regulations of the SEC) to such statements and year-end audit adjustments may not have been made. Such adjustments would not be material to the financial statements individually or in the aggregate.

          (d) So long as an Investor (with its affiliates) shall own not less than two percent of the Company's outstanding Common Stock (calculated on an as-converted basis and as adjusted for stock splits and combinations) (a "Major Investor"), the Company will furnish each such Major Investor: (i) at least thirty (30) days prior to the beginning of each fiscal year an annual budget and operating plans for such fiscal year (and as soon as available, any subsequent revisions thereto); and (ii) as soon as practicable after the end of each month, and in any event within twenty (20) days thereafter, a balance sheet of the Company as of the end of each such month, and a statement of operations and a statement of cash flows of the Company for such month and for the current fiscal year to date, including a comparison to plan figures for such period, prepared in accordance with United States generally accepted accounting principles consistently applied, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made. Such adjustments would not be material to the financial statements individually or in the aggregate.

     3.2 INSPECTION RIGHTS. Each Major Investor shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries, and to discuss the affairs, finances and accounts of the Company or any of its subsidiaries with its officers, and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested; PROVIDED, HOWEVER, that the Company shall not be obligated under this Section 3.2 with respect to a competitor of the Company or with respect to information which the Board of Directors determines in good faith is confidential and should not, therefore, be disclosed.

     3.3 CONFIDENTIALITY OF RECORDS. Each Investor agrees to use, and to use its best efforts to insure that its authorized representatives use, the same degree of care as such Investor uses to protect its own confidential information to keep confidential any information furnished to it which the Company identifies as being confidential or proprietary (so long as such information is not in the public domain), except that such Investor may disclose such proprietary or confidential information to any partner, subsidiary or parent of such Investor for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent is advised of the confidentiality provisions of this Section 3.3.

     3.4 RESERVATION OF COMMON STOCK. The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Preferred Stock, all Common Stock issuable from time to time upon such conversion.

     3.5 PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT. The Company shall require persons classified by a majority vote of the Board of Directors to be key employees to execute and deliver a Proprietary Information and Inventions Agreement substantially in the form attached to the Purchase Agreement.

     3.6 ASSIGNMENT OF RIGHT OF FIRST REFUSAL. In the event the Company elects not to exercise any right of first refusal or right of first offer the Company may have on a proposed

                                      14.

transfer of any of the Company's outstanding capital stock pursuant to the Company's charter documents, by contract or otherwise, the Company shall, to the extent it may do so, assign such right of first refusal or right of first offer to each Major Investor. In the event of such assignment, each Major Investor shall have a right to purchase its PRO RATA portion (as defined in Section 4.1) of the capital stock proposed to be transferred.

     3.7 APPROVAL. The Company shall not without the approval of a majority of the Board of Directors, with all non-interested Directors voting and the approval at least one of the Directors designated by holders of the Series A Stock, authorize or enter into any transactions with any director or management employee, or such director's or employee's immediate family.

     3.8  INDEMNIFICATION AND ADVANCEMENT.

          (a) The Company hereby agrees to hold harmless and indemnify the Investors, the Investors' direct and indirect subsidiaries, affiliated entities and corporations, and each of their partners, officers, directors, employees, stockholders, agents, and representatives (collectively, referred to as the "INVESTOR INDEMNITEES") against any and all expenses (including attorneys' fees), damages, judgments, fines, amounts paid in settlements, or any other amounts that an Investor Indemnitee incurs as a result of any claim or claims made against it in connection with any threatened, pending or completed action, suit, arbitration, investigation or other proceeding arising out of, or relating to the Investors' actions in connection with the purchase by the Investors of the Series A Stock and Warrants pursuant to the Purchase Agreement (a "Financing-Based Claim"); provided, however, that no Investor Indemnitee shall be entitled to be held harmless or indemnified by the Company for acts, conduct or omissions as to which there has been a final adjudication that such Investor Indemnitee engaged in intentional misconduct or in knowing and culpable violation of the law.

          (b) The Company shall reimburse, promptly following request therefor, all reasonable expenses incurred by an Investor Indemnitee in connection with any threatened, pending or completed action, suit, arbitration, investigation or other proceeding arising out of, or relating to, a Financing-Based Claim, provided, however, that no Investor Indemnitee shall be entitled to reimbursement in connection with acts, conduct or omissions as to which there has been a final adjudication that such Investor Indemnitee engaged in intentional misconduct, in knowing and culpable violation of the law.

          (c) The Company's indemnity obligations set forth above are subject to the Investors providing prompt written notice of a claim. The Company shall control the defense of any such action and, at its discretion, may enter into a stipulation of discontinuance or settlement thereof; provided that the Company may not discontinue any action or settle any claim in a manner that does not unconditionally release the Investors without the Investors' prior written approval. The Investors shall, at the Company's expense and reasonable request, cooperate with the Company in any such defense and shall make available to the Company at the Company's expense all those persons, documents (excluding attorney/client or attorney work product materials) reasonably required by the Company in the defense of any such action. The Investors may, at their expense, assist in such defense.

                                      15.

          (d) The Company's aggregate cumulative liability under this Section shall be limited to the amount received by the Company pursuant to the transaction contemplated by this Agreement.

     3.9  TERMINATION OF COVENANTS. All covenants of the Company contained in
Section 3 of this Agreement (other than the provisions of Section 3.8 and this Section 3.9 shall expire and terminate as to each Investor upon the earlier of upon (i) the sale, lease or other disposition of all or substantially all of the assets of the Company or (ii) an acquisition of the Company by another corporation or entity by consolidation, merger or other reorganization in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, PROVIDED that this Section 3.10(ii)(b) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company (a "CHANGE IN CONTROL").

SECTION 4. RIGHTS OF FIRST REFUSAL.

     4.1 SUBSEQUENT OFFERINGS. Each Investor shall have a right of first refusal to purchase its PRO RATA share of all Equity Securities, as defined below, that the Company may, from time to time, propose to sell and issue after the date of this Agreement, other than the Equity Securities excluded by Section 4.6 hereof. Each Investor's PRO RATA share is equal to the ratio of (a) the number of shares of the Company's Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Shares) which such Investor is deemed to be a holder immediately prior to the issuance of such Equity Securities to (b) the total number of shares of the Company's outstanding Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Shares or upon the exercise of any outstanding warrants or options) immediately prior to the issuance of the Equity Securities. The term "EQUITY SECURITIES" shall mean (i) any Common Stock, Preferred Stock or other security of the Company, (ii) any security convertible, with or without consideration, into any Common Stock, Preferred Stock or other security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, Preferred Stock or other security or (iv) any such warrant or right.

     4.2 EXERCISE OF RIGHTS. If the Company proposes to issue any Equity Securities, it shall give each Investor written notice of its intention, describing the Equity Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Investor shall have fifteen (15) days from the giving of such notice to agree to purchase its PRO RATA share of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Securities to be purchased. Notwithstanding the foregoing, the Company shall not be required to offer or sell such Equity Securities to any Investor who would cause the Company to be in violation of applicable federal securities laws by virtue of such offer or sale.

     4.3 ISSUANCE OF EQUITY SECURITIES TO OTHER PERSONS. If not all of the Investors elect to purchase their PRO RATA share of the Equity Securities, then the Company shall promptly notify in writing the Investors who do so elect and shall offer such Investors the right to acquire such unsubscribed shares. The Investors shall have five (5) days after receipt of such notice to notify

                                      16.

the Company of its election to purchase all or a portion thereof of the unsubscribed shares. If the Investors fail to exercise in full the rights of first refusal, the Company shall have ninety (90) days thereafter to sell the Equity Securities in respect of which the Investor's rights were not exercised, at a price and upon general terms and conditions materially no more favorable to the purchasers thereof than specified in the Company's notice to the Investors pursuant to Section 4.2 hereof. If the Company has not sold such Equity Securities within ninety (90) days of the notice provided pursuant to Section 4.2, the Company shall not thereafter issue or sell any Equity Securities, without first offering such securities to the Investors in the manner provided above.

     4.4 TERMINATION AND WAIVER OF RIGHTS OF FIRST REFUSAL. The rights of first refusal established by this Section 4 shall not apply to, and shall terminate upon the earlier of (i) the effective date of the registration statement pertaining to the Series A Stock or (ii) a Change in Control. The rights of first refusal established by this Section 4 may be amended, or any provision waived with the written consent of Major Investors holding a majority of the Registrable Securities held by all Major Investors, or as permitted by Section 5.6.

     4.5 TRANSFER OF RIGHTS OF FIRST REFUSAL. The rights of first refusal of each Investor under this Section 4 may be transferred to the same parties, subject to the same restrictions as any transfer of registration rights pursuant to Section 2.10.

     4.6 EXCLUDED SECURITIES. The rights of first refusal established by this Section 4 shall have no application to any of the following Equity
Securities:

          (a) up to an aggregate amount of seventeen million one hundred twenty-two thousand nine hundred thirty-five (17,122,935) shares (PROVIDED, HOWEVER, that such amount shall be increased to reflect any shares of Common Stock (i) not issued pursuant to the rights, agreements, options or warrants outstanding as of the Original Issue Date ("Outstanding Options") as a result of the termination of such Outstanding Options or (ii) reacquired by the Company from employees, directors or consultants at cost pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company) of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing of the Company's Articles of Incorporation) issued or to be issued after the Original Issue Date (as defined in the Company's Articles of Incorporation) to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board of Directors including the affirmative vote of the representative designated by the holders of the Shares;

     (b) stock issued or issuable pursuant to any rights or agreements outstanding as of the date of this Agreement, options and warrants outstanding as of the date of this Agreement; and stock issued pursuant to any such rights or agreements granted after the date of this Agreement (including, without limitation, any equity securities that are issued by the Company pursuant to a $1,200,000 private placement offering dated December 2000 and a $750,000 private placement offering dated January 2001); PROVIDED that the rights of first refusal

                                      17.

established by this Section 4 applied with respect to the initial sale or grant by the Company of such rights or agreements;

          (c) any Equity Securities issued for consideration other than cash pursuant to a merger, consolidation, strategic alliance, acquisition or similar business combination approved by the Board of Directors;

          (d) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization by the Company;

          (e) shares of Common Stock issued upon conversion of shares of the Company's Preferred Stock;

          (f) any Equity Securities issued pursuant to any equipment leasing, real property leasing or loan arrangement, or debt financing from a bank or similar financial or lending institution approved by the Board of Directors; and

          (g) any Equity Securities that are issued by the Company pursuant to a registration statement filed under the Securities Act.

SECTION 5. MISCELLANEOUS.

     5.1 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

     5.2 SURVIVAL. The representations, warranties, covenants, and agreements made herein shall survive any investigation made by any Holder and the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

     5.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities from time to time; PROVIDED, HOWEVER, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

     5.4 ENTIRE AGREEMENT. This Agreement, the Exhibits and Schedules hereto, the Purchase Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

                                      18.

     5.5 SEVERABILITY. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     5.6  AMENDMENT AND WAIVER.

          (a) Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities.

          (b) Except as otherwise expressly provided, the obligations of the Company and the rights of the Holders under this Agreement may be waived only with the written consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities.

          (c) For the purposes of determining the number of Holder or Investors entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.

     5.7 DELAYS OR OMISSIONS. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder's part of any breach, default or noncompliance under the Agreement or any waiver on such Holder's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

     5.8 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or
(d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Exhibit A hereto or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

     5.9 ATTORNEYS' FEES. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

                                      19.

     5.10 TITLES AND SUBTITLES. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     5.11 ADDITIONAL INVESTORS. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional shares of its Preferred Stock pursuant to the Purchase Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "INVESTOR," a "HOLDER" and a party hereunder. Notwithstanding anything to the contrary contained herein, if the Company shall issue Equity Securities in accordance with Section 4.6 (c), or (f) of this Agreement, any purchaser of such Equity Securities may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "INVESTOR," a "HOLDER" and a party hereunder.

     5.12 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     5.13 AGGREGATION OF STOCK. All shares of Registrable Securities held or acquired by affiliated entities or persons or persons or entities under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]



                                      20.

         IN WITNESS WHEREOF, the parties hereto have executed this INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.


INVESTORS:                                    COMPANY:

MCCOWN DE LEEUW AND COMPANY IV, LP            ON STAGE ENTERTAINMENT, INC.

By:                                           By:
   -----------------------------------           ------------------------------
Name:                                         Name:
     ---------------------------------             ----------------------------
Title:                                        Title:
      --------------------------------              ---------------------------


MCCOWN DE LEEUW AND COMPANY IV
ASSOCIATES, LP

By:
   -----------------------------------
Name:
     ---------------------------------
Title:
      --------------------------------


DELTA FUND, LLC

By:
   -----------------------------------
Name:
     ---------------------------------
Title:
      --------------------------------


BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

By:
   -----------------------------------
Name:
     ---------------------------------
Title:
      --------------------------------

                            INVESTOR RIGHTS AGREEMENT
                                 SIGNATURE PAGE

                              SCHEDULE OF INVESTORS


1.       McCown De Leeuw and Company IV, LP

2.       McCown De Leeuw and Company IV Associates, LP

3.       Delta Fund, LLC

4.       Board of Trustees of the Leland Stanford University




                                       A-1
                              SCHEDULE OF INVESTORS

                                    EXHIBIT D

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                          ON STAGE ENTERTAINMENT, INC.

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT


      THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (the "AGREEMENT") is made and entered into as of this ______ day of ______________ 2001, by and among ON STAGE ENTERTAINMENT, INC., a Nevada corporation (the "COMPANY"), each of the persons and entities listed on EXHIBIT A hereto (the "INVESTORS") and each of the persons listed on EXHIBIT B hereto (each referred to herein as a "FOUNDER" and collectively as the "FOUNDERS").

                                    RECITALS

      WHEREAS, the Founders are the beneficial owners of an aggregate of Six Million One Hundred Eighty-One Thousand One Hundred Fifty-Five (6,181,155) shares of the Common Stock of the Company;

      WHEREAS, the Investors are purchasing shares of the Company's Series A Preferred Stock (together with any securities issued as a dividend thereon, the "PREFERRED STOCK") and warrants to purchase such Preferred Stock and/or Series A-1 Preferred Stock (the "WARRANTS") pursuant to that certain Stock and Warrant Purchase Agreement (the "PURCHASE AGREEMENT") of even date herewith (the "FINANCING");

      WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement; and

      WHEREAS, in connection with the consummation of the Financing, the parties desire to enter into this Agreement in order to grant first refusal and co-sale rights to the Company and to the Investors.

      NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

1.    DEFINITIONS.

      1.1 "FOUNDER STOCK" shall mean shares of the Company's Common Stock now owned or subsequently acquired by the Founders by gift, purchase, dividend, option exercise or any other means whether or not such securities are only registered in a Founder's name or beneficially or legally owned by such Founder, including any interest of a spouse in any of the Founder Stock, whether that interest is asserted pursuant to marital property laws or otherwise. The number of shares of Founder Stock owned by the Founders as of the date hereof are set forth on Exhibit B, which Exhibit may be amended from time to time by the Company to reflect changes in the number of shares owned by the Founders, but the failure to so amend shall have no effect on such Founder Stock being subject to this Agreement.


                                       1.

      1.2 "INVESTOR STOCK" shall mean the shares of the Company's common stock now owned or subsequently acquired by the Investors whether or not such securities are only registered in an Investor's name or beneficially or otherwise legally owned by such Investor.

      1.3 "COMMON STOCK" shall mean shares of the Company's common stock and shares of common stock issued or issuable upon conversion of the outstanding Preferred Stock or exercise of any option, warrant or other security or right of any kind convertible into or exchangeable for common stock.

      1.4 For purposes of this Agreement, the term "TRANSFER" shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Founder Stock.

2.    TRANSFERS BY A FOUNDER.

      2.1 NOTICE OF TRANSFER. If a Founder proposes to Transfer any shares of Founder Stock then the Founder shall promptly give written notice (the "NOTICE") simultaneously to the Company and to each of the Investors at least thirty (30) days prior to the closing of such Transfer. The Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of shares of Founder Stock to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. In the event that the Transfer is being made pursuant to the provisions of Section 3.1, the Notice shall state under which clause of Section 3.1 the Transfer is being made.

      2.2 COMPANY RIGHT OF FIRST REFUSAL. For a period of ten (10) days following receipt of any Notice described in Section 2.1, the Company shall have the right to purchase all or a portion of the Founder Stock subject to such Notice on the same terms and conditions as set forth therein. The Company's purchase right shall be exercised by written notice signed by an officer of the Company (the "COMPANY NOTICE") and delivered to the Founder within such ten (10) day period. The Company shall effect the purchase of the Founder Stock, including payment of the purchase price, not more than ten (10) business days after delivery of the Company's Notice, and at such time the Founder shall deliver to the Company the certificate(s) representing the Founder Stock to be purchased by the Company, each certificate to be properly endorsed for transfer. The Founder Stock so purchased shall thereupon be cancelled and cease to be issued and outstanding shares of the Company's Common Stock.

      2.3   INVESTOR RIGHT OF FIRST REFUSAL.

            (a) In the event that the Company does not elect to purchase all of the Founder Stock available pursuant to its rights under Section 2.2 within the period set forth therein, the Founder shall promptly give written notice (the "SECOND NOTICE") to each of the Investors, which shall set forth the number of shares of Founder Stock not purchased by the Company and which shall include the terms of Notice set forth in Section 2.1. Each Investor

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT


                                       2.

shall then have the right, exercisable upon written notice to the Founder (the "INVESTOR NOTICE") within ten (10) days after the receipt of the Second Notice, to purchase its pro rata share of the Founder Stock subject to the Second Notice and on the same terms and conditions as set forth therein. The Investors who so exercise their rights (the "PARTICIPATING INVESTORS") shall effect the purchase of the Founder Stock, including payment of the purchase price, not more than five (5) days after delivery of the Investor Notice, and at such time the Founder shall deliver to the Participating Investors the certificate(s) representing the Founder Stock to be purchased by the Participating Investors, each certificate to be properly endorsed for transfer.

            (b) Each Investor's pro rata share shall be equal to the product obtained by multiplying (i) the aggregate number of shares of Founder Stock covered by the Second Notice and (ii) a fraction, the numerator of which is the number of shares of Common Stock owned by the Participating Investor at the time of the Transfer and the denominator of which is the total number of shares of Common Stock owned by all of the Investors at the time of the Transfer.

      2.4   RIGHT OF CO-SALE.

            (a) In the event the Company and/or the Investors fail to exercise their respective rights to purchase all of the Founder Stock subject to Sections
2.2 and/or 2.3 hereof, following the exercise or expiration of the rights of purchase set forth in Section 2.2 and 2.3, then the Founder shall deliver to the Company and each Investor written notice (the "CO-SALE NOTICE") that each Investor shall have the right, exercisable upon written notice to such Founder with a copy to the Company within fifteen (15) days after receipt of the Co-Sale Notice, to participate in such Transfer of Founder Stock on the same terms and conditions. Such notice shall indicate the number of shares of Investor Stock up to that number of shares determined under Section 2.4(b) such Investor wishes to sell under his or her right to participate. To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Founder Stock that such Founder may sell in the transaction shall be correspondingly reduced.

            (b) Each Investor may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of shares of Founder Stock covered by the Co-Sale Notice and not purchased by the Company or Investors pursuant to Section 2.2 or 2.3 by (ii) a fraction the numerator of which is the number of shares of Common Stock owned by such Investor at the time of the Transfer and the denominator of which is the total number of shares of Common Stock owned by such Founder (excluding shares purchased by the Company and/or Investors pursuant to Section 2.2 or 2.3) and the Investors at the time of the Transfer. If not all of the Investors elect to sell their share of Common Stock proposed to be transferred within said fifteen
(15) day period, then the Founder shall promptly notify in writing the Investors who do so elect and shall offer such Investors the additional right to participate in the sale of such additional shares of Founder Stock proposed to be transferred on the same percentage basis as set forth above in this subsection 2.4(b). The Investors shall have five (5) days after receipt of such notice to notify the Founder in writing with a copy to the Company of its election to sell all or a portion thereof of the unsubscribed shares.


                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT


                                       3.

            (c) Each Investor who elects to participate in the Transfer pursuant to this Section 2 (a "CO-SALE PARTICIPANT") shall effect its participation in the Transfer by promptly delivering to such Founder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

                  (i) the type and number of shares of Common Stock which such Co-Sale Participant elects to sell; or

                  (ii) that number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which such Co-Sale Participant elects to sell; provided, however, that such Co-Sale Participant shall convert such Preferred Stock into Common Stock and deliver Common Stock as provided in Section 2.4(c)(i) above. The Company agrees to make any such conversion immediately prior to the actual transfer of such shares to the purchaser.

            (d) The stock certificate or certificates that the Co-Sale Participant delivers to such Founder pursuant to Section 2.4(c) shall be transferred to the prospective purchaser in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the Co-Sale Notice, and the Founder shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Founder shall not sell to such prospective purchaser or purchasers any Founder Stock unless and until, simultaneously with such sale, such Founder shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Co-Sale Notice.

            (e) The exercise or non-exercise of the rights of the Investors hereunder to participate in one or more Transfers of Founder Stock made by such Founder shall not adversely affect their rights to participate in subsequent Transfers of Founder Stock subject to Section 2.

            (f) To the extent that the Investors do not elect to participate in the sale of the Founder Stock subject to the Co-Sale Notice, such Founder may, not later than sixty (60) days following delivery to the Company of the Co-Sale Notice, enter into an agreement providing for the closing of the Transfer of such Founder Stock covered by the Co-Sale Notice within thirty (30) days of such agreement on terms and conditions not more materially favorable to the transferor than those described in the Co-Sale Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Co-Sale Notice, as well as any subsequent proposed Transfer of any of the Founder Stock by a Founder, shall again be subject to the first refusal and co-sale rights of the Company and/or Investors and shall require compliance by a Founder with the procedures described in this Section 2.

      2.5   FOUNDER RIGHT OF CO-SALE.

            (a) If an Investor proposes to transfer any shares of Investor Stock, then the Investor shall deliver to the Company and each Founder written notice (the "INVESTOR CO-SALE

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                       4.

NOTICE") that each Founder shall have the right, exercisable upon written notice to such Investor with a copy to the Company within fifteen (15) days after receipt of the Investor Co-Sale Notice, to participate in such Transfer of Investor Stock on the same terms and conditions. Such notice shall indicate the number of shares of Founder Stock up to that number of shares determined under
Section 2.5(b) such Founder wishes to sell under his or her right to participate. To the extent one or more of the Founders exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Investor Stock that such Investor may sell in the transaction shall be correspondingly reduced.

            (b) Each Founder may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of shares of Investor Stock covered by the Investor Co-Sale Notice by (ii) a fraction the numerator of which is the number of shares of Common Stock owned by such Founder at the time of the Transfer and the denominator of which is the total number of shares of Common Stock owned by such Founder and the Investors at the time of the Transfer. If not all of the Founders elect to sell their shares of Common Stock proposed to be transferred within said fifteen (15) day period, then the Investor shall promptly notify in writing the Founders who do so elect and shall offer such Founders the additional right to participate in the sale of such additional shares of Investor Stock proposed to be transferred on the same percentage basis as set forth above in this subsection 2.5(b). The Founders shall have five (5) days after receipt of such notice to notify the Investor in writing with a copy to the Company of its election to sell all or a portion thereof of the unsubscribed shares.

            (c) Each Founder who elects to participate in the Transfer pursuant to this Section 2 (a "FOUNDER CO-SALE PARTICIPANT") shall effect its participation in the Transfer by promptly delivering to such Investor for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the type and number of shares of Common Stock which such Founder Co-Sale Participant elects to sell.

            (d) The stock certificate or certificates that the Founder Co-Sale Participant delivers to such Investor pursuant to Section 2.5(c) shall be transferred to the prospective purchaser in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the Investor Co-Sale Notice, and the Investor shall concurrently therewith remit to such Founder Co-Sale Participant that portion of the sale proceeds to which such Founder Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Founder Co-Sale Participant exercising its rights of co-sale hereunder, such Investor shall not sell to such prospective purchaser or purchasers any Investor Stock unless and until, simultaneously with such sale, such Investor shall purchase such shares or other securities from such Founder Co-Sale Participant on the same terms and conditions specified in the Investor Co-Sale Notice.

            (e) The exercise or non-exercise of the rights of the Founders hereunder to participate in one or more Transfers of Investor Stock made by such Investor shall not adversely affect their rights to participate in subsequent Transfers of Investor Stock subject to Section 2.

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                       5.

            (f) To the extent that the Founders do not elect to participate in the sale of the Investor Stock subject to the Investor Co-Sale Notice, such Investor may, not later than sixty (60) days following delivery to the Company of the Investor Co-Sale Notice, enter into an agreement providing for the closing of the Transfer of such Investor Stock covered by the Investor Co-Sale Notice within thirty (30) days of such agreement on terms and conditions not more materially favorable to the transferor than those described in the Investor Co-Sale Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Investor Co-Sale Notice, as well as any subsequent proposed Transfer of any of the Investor Stock by an Investor, shall again be subject to the co-sale rights of the Founders and shall require compliance by an Investor with the procedures described in this Section 2.

3.    EXEMPT TRANSFERS.

      3.1 FOUNDER EXEMPTIONS. Notwithstanding the foregoing, the first refusal and co-sale rights of the Company and/or the Investors set forth in Section 2 above shall not apply to (i) any transfer to the Founder's spouse or to trusts for the benefit of such Founder, such Founder's spouse or charity, (ii) any transfer or transfers by a Founder to another Founder (the "TRANSFEREE-FOUNDER") so long as the Transferee-Founder is, at the time of the transfer, employed by or acting as a consultant or director of the Company or (iii) from and after one year from the date hereof, transfers by the Founders of up to an aggregate of ten percent (10%) of each Founder's respective Founder Stock (defined below), either via a sale under Rule 144 promulgated under the 1934 Securities Act, as amended, or via open market transactions; provided that in the event of any transfer made pursuant to one of the exemptions provided by clauses (i) or (ii),
(A) the Founder shall inform the Investors of such transfer prior to effecting it and (B) the transferee shall enter into a written agreement to be bound by and comply with all provisions of this Agreement, as if it were an original Founder hereunder, including without limitation Section 2. Except with respect to Founder Stock transferred under clause (iii) above (which Founder Stock shall no longer be subject to the right of first refusal and co-sale rights of the Company and/or the Investors set forth in this Agreement), such transferred Founder Stock shall remain "FOUNDER STOCK" hereunder, and such transferee shall be treated as the "FOUNDER" for purposes of this Agreement. Notwithstanding the foregoing, any shares of Founder Stock transferred pursuant to clause (i) above shall remain subject to any right of first refusal in favor of the Company set forth in the Company's Bylaws.

      3.2 INVESTOR EXEMPTIONS. Notwithstanding the foregoing, the first refusal and co-sale rights of the Company and/or the Founders set forth in
Section 2 above shall not apply to: (i) any transfer to the Investor's spouse or to trusts for the benefit of such Investor, such Investor's spouse or charity;
(ii) any transfer or transfers by a Investor to another Investor; (iii) any transfer or transfers by an Investor to its partners or former partners in accordance with partnership interests; (iv) any transfer or transfers by an Investor to a wholly-owned subsidiary or a parent corporation that owns all of the capital stock of the Investor; (v) any transfer or transfers by an Investor to such Investor's members or former members in accordance with such members' or former members' interest in such Investor; (vi) any transfer or transfers by an Investor to a person or entity that controls, is controlled by, or is under common control with such Investor; or (vii) from and after one year from the date hereof, transfers by the Investors of up to an

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                       6.

aggregate of ten percent (10%) of each Investor's respective Investor Stock (defined below), either via a sale under Rule 144 promulgated under the 1934 Securities Act, as amended, or via open market transactions; provided that in the event of any transfer made pursuant to one of the exemptions provided by clauses (i) or (ii), (A) the Investor shall inform the Founders of such transfer prior to effecting it and (B) the transferee shall enter into a written agreement to be bound by and comply with all provisions of this Agreement, as if it were an original Investor hereunder, including without limitation Section 2. Except with respect to Investor Stock transferred under clause (vii) above (which Investor Stock shall no longer be subject to the right of first refusal and co-sale rights of the Company and/or the Founders set forth in this Agreement), such transferred Investor Stock shall remain "INVESTOR STOCK" hereunder, and such transferee shall be treated as the "INVESTOR" for purposes of this Agreement. Notwithstanding the foregoing, any shares of Investor Stock transferred pursuant to clause (i) above shall remain subject to any right of first refusal in favor of the Company set forth in the Company's Bylaws.

      3.3 Notwithstanding the foregoing, the provisions of Section 2 shall not apply to the sale of any Founder Stock or Investor Stock to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "SECURITIES ACT").

      3.4 This Agreement is subject to, and shall in no manner limit the right which the Company may have to repurchase securities from any Founder or Investor pursuant to (i) a stock restriction agreement or other agreement between the Company and the Founder or Investor, as applicable, and (ii) any right of first refusal set forth in the Bylaws of the Company.

4.    PROHIBITED TRANSFERS.

      4.1   CALL OPTION. In the event of a prohibited transfer in violation of
Section 2.3 hereof (a "PROHIBITED TRANSACTION"), the Investors shall have the option to purchase from the pledgee, purchaser or transferee of the Founder Stock transferred in violation of Section 2.3, the number of shares that the Investors would have been entitled to purchase had such Prohibited Transaction been effected in accordance with Section 2.3 hereof, on the following terms and conditions:

            (a) The price per share at which the shares are to be purchased by the Investor shall be equal to the price per share paid to such Founder by the third party purchaser or purchasers of such Founder Stock that is subject to the Prohibited Transaction; and

            (b) the Founder effecting such Prohibited Transaction shall reimburse the Investor for any expenses, including legal fees and expenses, incurred in effecting such purchase.

      4.2   PUT OPTION.

            (a) In the event that a Founder should sell any Founder Stock in contravention of the co-sale rights of each Investor under Section 2.4 of this Agreement (a "PROHIBITED TRANSFER"), each Investor, in addition to such other remedies as may be available at law, in

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                       7.

equity or hereunder, shall have the put option provided below, and such Founder shall be bound by the applicable provisions of such option.

            (b) In the event of a Prohibited Transfer, each Investor shall have the right to sell to such Founder the type and number of shares of Common Stock equal to the number of shares each Investor would have been entitled to transfer to the purchaser under Section 2.4 hereof had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

            (c) The price per share at which the shares are to be sold to the Founder shall be equal to the price per share paid by the purchaser to such Founder in such Prohibited Transfer. The Founder shall also reimburse each Investors for any and all fees and expenses, including legal fees and expenses, incurred in connection with the exercise or the attempted exercise of the Investor's rights under Section 2.4.

            (d) Within ninety (90) days after the date on which an Investor received notice of the Prohibited Transfer, such Investor shall, if exercising the option created hereby, deliver to the Founder the certificate or certificates representing the shares to be sold, each certificate to be properly endorsed for transfer.

            (e) Such Founder shall, upon receipt of the certificate or certificates for the shares to be sold by an Investor, pursuant to this Section 4.2, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 4.2(c), in cash or by other means acceptable to the Investor.

            (f) Notwithstanding the foregoing, any attempt by a Founder to Transfer Founder Stock in violation of Section 2 hereof shall be voidable at the option of a majority in interest of the Investors if a majority in interest of the Investors do not elect to exercise the put option set forth in this Section 4.2, and the Company agrees it will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of a majority in interest of the Investors.

5.    LEGEND.

      5.1 Each certificate representing shares of Founder Stock now or hereafter owned by the Founder or issued to any person in connection with a Transfer pursuant to Section 3.1 hereof shall be endorsed with the following legend:

            "THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND BETWEEN THE SHAREHOLDER, THE COMPANY AND CERTAIN HOLDERS OF STOCK OF THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                       8.

      5.2 The Founders agree that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 5.1 above to enforce the provisions of this Agreement and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement.

6.    MISCELLANEOUS.

      6.1 CONDITIONS TO EXERCISE OF RIGHTS. Exercise of the Investors' rights under this Agreement shall be subject to and conditioned upon, and the Founders and the Company shall use their best efforts to assist each Investor in, compliance with applicable laws.

      6.2 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

      6.3 AMENDMENT. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (i) as to the Company, only by the Company, (ii) as to the Investors, by persons holding more than sixty-six and two-thirds percent (66 2/3%) in interest of the Common Stock held by the Investors and their assignees, pursuant to Section 6.4 hereof, and (iii) as to the Founders, only by a majority in interest of the Founders that are at the time of such waiver or amendment employed or engaged as an employee or a consultant with the Company. Any amendment or waiver effected in accordance with clauses (i), (ii), and (iii) of this Section 6.3 shall be binding upon each Investor, its successors and assigns, the Company and the Founders.

      6.4 ASSIGNMENT OF RIGHTS. This Agreement constitutes the entire agreement between the parties relative to the specific subject matter hereof. Any previous agreement among the parties relative to the specific subject matter hereof is superseded by this Agreement. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.

      6.5 TERM. This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

            (a) the date of the closing of a sale, lease, or other disposition of all or substantially all of the Company's assets or the Company's merger into or consolidation with any other corporation or other entity, or any other corporate reorganization, in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, provided that this Section 6.5(a) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company;

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                       9.

            (b) the date as of which the parties hereto terminate this Agreement by written consent of a sixty-six and two-thirds percent (66 2/3%) in interest of the Investors and a majority in interest of the Founders; or

            (c) in the event the Company consummates a Qualified Public Offering (as defined below) provided, however, that each Founder hereby agrees that such Founder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Founder (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act; PROVIDED, that all officers and directors of the Company and holders of at least one percent (1%) of the Company's voting securities enter into similar agreements. A Qualified Public Offering shall be defined as a firm commitment for an underwriting of the Company's equity securities at a price per share in excess of $1.25 per share (adjusted for stock splits and recapitalizations from the Company's current capitalization) in which the Company files a registration statement under the Securities Act covering the registration of the Registrable Securities then outstanding and if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $15,000,000.

      6.6 OWNERSHIP. The Founders represent and warrant that each is the sole legal and beneficial owner of those shares of Founder Stock he or she currently holds subject to the Agreement and that no other person has any interest (other than a community property interest) in such shares.

      6.7 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

      6.8 SEVERABILITY. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

      6.9 ATTORNEYS' FEES. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under

                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                      10.

or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

      6.10 ENTIRE AGREEMENT. This Agreement and the Exhibits hereto, along with the Purchase Agreement and each of the Exhibits thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

      6.11 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]















                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT


                                      11.

                                 SIGNATURE PAGE

      The foregoing RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT is hereby executed as of the date first above written.

COMPANY:                                    INVESTORS:

ON STAGE ENTERTAINMENT, INC.                MCCOWN DE LEEUW AND COMPANY IV, LP

By:_______________________________          By:_________________________________

Title:____________________________          Name:_______________________________

                                            Title:______________________________

FOUNDERS:

_________________________________           MCCOWN DE LEEUW AND COMPANY IV
TIM PARROTT                                 ASSOCIATES, LP

_________________________________           By:_________________________________
JOHN STUART

_________________________________           Name:_______________________________
IMPERIAL CREDIT-COMMERCIAL
MORTGAGE INVESTMENT CORP.                   Title:______________________________


                                            DELTA FUND, LP

                                            By:_________________________________

                                            Name:_______________________________

                                            Title:______________________________


                                            BOARD OF TRUSTEES OF THE LELAND
                                            STANFORD JUNIOR UNIVERSITY

                                            By:_________________________________

                                            Name:_______________________________

                                            Title: _____________________________



                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT
                                 SIGNATURE PAGE

                                    EXHIBIT A

                                LIST OF INVESTORS


1.    McCown De Leeuw and Company IV, LP

2.    McCown De Leeuw and Company IV Associates, LP

3.    Delta Fund, LP

4.    Board of Trustees of the Leland Stanford Junior University














                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                    EXHIBIT B

                                LIST OF FOUNDERS


                                                        SHARES OF
NAME OF FOUNDER                                       COMMON STOCK
-------------------------------------------        ------------------
1.    Tim Parrott                                        2,630,000

2.    John Stuart                                       3,551,155











                  RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

                                    EXHIBIT E

                                VOTING AGREEMENT

                          ON STAGE ENTERTAINMENT, INC.

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT (the "Agreement") is made and entered into as of this ______ day of _________________, 2001, by and among ON STAGE ENTERTAINMENT, INC., a Nevada corporation (the "Company"), those certain holders of the Company's Common Stock listed on EXHIBIT A hereto (the "Key Holders") and the persons and entities listed on EXHIBIT B hereto (the "Investors").

                                   WITNESSETH

         WHEREAS, the Key Holders are the beneficial owners of an aggregate of Six Million One Hundred Eighty One Thousand One Hundred Fifty-Five (6,181,155) shares of the common stock of the Company (the "Common Stock");

         WHEREAS, the Investors are purchasing shares of the Company's Series A Preferred Stock (the "Preferred Stock"), pursuant to that certain Stock and Warrant Purchase Agreement (the "Purchase Agreement") of even date herewith (the "Financing");

         WHEREAS, the Investors are holders of certain warrants to purchase Common Stock (the "Warrants") exercisable upon receipt of a Drawdown Notice (as defined in the Warrants) from the Company;

         WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement; and

         WHEREAS, in connection with the consummation of the Financing, the Company, the Key Holders and the Investors have agreed to provide for the future voting of their shares of the Company's capital stock as set forth below.

         NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:



                                    AGREEMENT

1.       VOTING.

         1.1    KEY HOLDER SHARES; INVESTOR SHARES.

                (a) The Key Holders each agree to hold all shares of voting capital stock of the Company registered in their respective names or beneficially owned by them as of the date hereof and any and all other securities of the Company legally or beneficially acquired by each of the Key Holders after the date hereof (hereinafter collectively referred to as the "Key Holder

                                       1.

Shares") subject to, and to vote the Key Holder Shares in accordance with, the provisions of this Agreement.

                (b) The Investors each agree to hold all shares of voting capital stock of the Company (including but not limited to all shares of Common Stock issued upon conversion of the Preferred Stock) registered in their respective names or beneficially owned by them as of the date hereof and any and all other securities of the Company legally or beneficially acquired by each of the Investors after the date hereof (hereinafter collectively referred to as the "Investor Shares") subject to, and to vote the Investor Shares in accordance with, the provisions of this Agreement.

         1.2 ELECTION OF DIRECTORS. On all matters relating to the election of directors of the Company, the Investors and Key Holders agree to vote all Investor Shares and Key Holder Shares respectively held by them (or the holders thereof shall consent pursuant to an action by written consent of the holders of capital stock of the Company) so as to elect members of the Company's Board of Directors as follows. At each election of directors, so long as the holders of the Preferred Stock, voting as a separate class, are entitled to elect four (4) directors of the Company, the Investors and Key Holders shall vote all of their respective Investor Shares and Key Holder Shares accordingly to cause the persons designated by McCown De Leeuw and Company IV, LP and its affiliates to be elected as such directors.

         1.3 NO LIABILITY FOR ELECTION OF RECOMMENDED DIRECTOR. None of the parties hereto and no officer, director, stockholder, partner, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board of Directors by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

         1.4 APPROVAL OF DEFAULT FINANCING. If there is a Default (as defined in the Warrants) under the terms of the Warrants, the Investors agree to vote all of their shares for and raise no objection to the Default Financing (as defined in the Warrants).

         1.5    LEGEND.

                (a) Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing the Key Holder Shares and the Investor Shares the following restrictive legend (the "Legend"):

                "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON

                                VOTING AGREEMENT
                                 SIGNATURE PAGE

                WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

                (b) The Company agrees that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance of otherwise), the Legend from any such certificate and will place or cause to be placed the Legend on any new certificate issued to represent Key Holder Shares or Investor Shares theretofore represented by a certificate carrying the Legend.

         1.6 SUCCESSORS. The provisions of this Agreement shall be binding upon the successors in interest to any of the Key Holder Shares or Investor Shares. The Company shall not permit the transfer of any of the Key Holder Shares or Investor Shares on its books or issue a new certificate representing any of the Key Holder Shares or Investor Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Key Holder or Investor, as applicable.

         1.7 OTHER RIGHTS. Except as provided by this Agreement or any other agreement entered into in connection with the Financing, each Key Holder and Investor shall exercise the full rights of a holder of capital stock of the Company with respect to the Key Holder Shares and the Investor Shares, respectively.

         1.8 CHANGE OF CONTROL. In the event that holders of at least a majority of the then outstanding Preferred Stock (the "Requisite Investors"), approve a sale of the Company or all or substantially all of the Company's assets (an "Approved Sale") whether by means of a merger, or consolidation, or sale of stock or assets, or otherwise (each, a "Sale of the Company"), the Key Holders and all Investors shall consent to, vote for and raise no objections to the Approved Sale, and (i) if the Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, the Key Holders and each Investor shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) if the Approved Sale is structured as a sale of the stock of the Company, the Key Holders and the Investors shall agree to sell their Key Holder Shares and Investor Shares on the terms and conditions approved by the Requisite Investors, provided such terms do not provide that the Key Holders would receive less than the amount that would be distributed to such Key Holders in the event the proceeds of the sale of the Company were distributed in accordance with the Company's Amended Articles of Incorporation. The Key Holder and the Investors shall take all necessary and desirable actions approved by the Requisite Investors, in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the representations, warranties, indemnities, covenants, conditions, non-compete agreements, escrow agreements and other provisions and agreements relating to such Approved Sale and (ii) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale. Obligations of any Key Holder under this
Section 1.8 shall be subject to delivery of a favorable fairness opinion rendered by a Qualified Investment Bank. A financial institution shall be deemed to be a Qualified Investment Bank if, during the preceding twelve month period, it is
                                VOTING AGREEMENT
                                 SIGNATURE PAGE
ranked among the top 15 underwriters in total proceeds raised on a lead or co-managed basis, according to Securities Data Corporation.

2.       TERMINATION.

         2.1 This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

                (a)     ten (10) years from the date of this Agreement;

                (b) the date of the closing of a sale, lease, or other disposition of all or substantially all of the Company's assets or the Company's merger into or consolidation with any other corporation or other entity, or any other corporate reorganization, in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, PROVIDED that this Section 2.1(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company; or

                (c) the date as of which the parties hereto terminate this Agreement by written consent of a majority in interest of the holders of the Preferred Stock and a majority in interest of the Key Holders.

3.       MISCELLANEOUS.

         3.1 OWNERSHIP. Each Key Holder represents and warrants to the Investors and the Company that (a) such Key Holder now owns the Key Holder Shares, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) such Key Holder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Key Holder enforceable in accordance with its terms.

         3.2 FURTHER ACTION. If and whenever the Key Holder Shares are sold, the Key Holders or the personal representative of the Key Holders shall do all things and execute and deliver all documents and make all transfers, and cause any transferee of the Key Holder Shares to do all things and execute and deliver all documents, as may be necessary to consummate such sale consistent with this Agreement.

         3.3 SPECIFIC PERFORMANCE. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or his heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal

                                VOTING AGREEMENT
                                 SIGNATURE PAGE
representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

         3.4 GOVERNING LAW. This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of California as such laws apply to agreements among California residents made and to be performed entirely within the State of California.

         3.5 AMENDMENT OR WAIVER. This Agreement may be amended (or provisions of this Agreement waived) only by an instrument in writing signed by
(i) the Company, (ii) a majority in interest of the holders of the Preferred Stock and (iii) a majority in interest of the Key Holders.

         3.6 SEVERABILITY. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         3.7 ADDITIONAL SHARES. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Key Holder Shares or Investor Shares by reason of any stock dividend, stock split, combination of shares, reclassification or the like, such shares or securities shall be deemed to be Key Holder Shares or Investor Shares, as the case may be, for purposes of this Agreement.

         3.8 ADDITION OF INVESTORS. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional shares of its Preferred Stock pursuant to the Purchase Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "Investor" hereunder.

         3.9 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.

         3.10 WAIVER. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

         3.11 ATTORNEY'S FEES. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

         3.12 NOTICES. Any notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be
                                VOTING AGREEMENT
                                 SIGNATURE PAGE
notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written notification of receipt. All notices shall be addressed to the holder appearing on the books of the Company or at such address as such party may designate by ten (10) days advance written notice to the other parties hereto.

         3.13 ENTIRE AGREEMENT. This Agreement and the Exhibits hereto, along with the Purchase Agreement and each of the Exhibits thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.






                      [THIS SPACE INTENTIONALLY LEFT BLANK]





















                                VOTING AGREEMENT
                                 SIGNATURE PAGE

         IN WITNESS WHEREOF, the parties hereto have executed this VOTING AGREEMENT as of the date first above written.

COMPANY:                                        KEY HOLDERS:

ON STAGE ENTERTAINMENT, INC.


BY:
    ----------------------------------------    --------------------------------
                                                TIM PARROT
NAME:
      --------------------------------------

TITLE:
       -------------------------------------    --------------------------------
                                                JOHN STUART

INVESTORS:

MCCOWN DE LEEUW AND COMPANY IV, LP


BY:
   -----------------------------------------

NAME:
     ---------------------------------------

TITLE:
      --------------------------------------


MCCOWN DE LEEUW AND COMPANY IV
    ASSOCIATES, LP


BY:
   -----------------------------------------

NAME:
     ---------------------------------------

TITLE:
      --------------------------------------

DELTA FUND, LLC


BY:
   -----------------------------------------

NAME:
     ---------------------------------------

TITLE:
      --------------------------------------



                                VOTING AGREEMENT
                                 SIGNATURE PAGE

BOARD OF TRUSTEES OF THE LELAND
    STANFORD JUNIOR UNIVERSITY


By:
   -----------------------------------------

Name:
     ---------------------------------------

Title:
      --------------------------------------


                                VOTING AGREEMENT
                                 SIGNATURE PAGE

INVESTORS:

DAVID M. CHAMBERLAIN                          HAROLD M. MESSMER FAMILY TRUST


By:                                           By:
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CHARLES C. THIERIOT REVOCABLE TRUST           MICHAEL W. WILSEY


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TIMOTHY J. PARROT                             GIDWITZ REVOCABLE TRUST
                                                DATED 9/12/96


By:                                           By:
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VISION SERVICE PLAN EXECUTIVE DEFERRED        WILLIAM MOSS
RABBI TRUST PLAN                              CORPORATION


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                                VOTING AGREEMENT
                                 SIGNATURE PAGE

DU BAIN 1991 TRUST                           DAVID AND SHARON DAVIS FAMILY TRUST



By:                                          By:
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Name:                                        Name:
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Title:                                       Title:
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                                VOTING AGREEMENT
                                 SIGNATURE PAGE

                                    EXHIBIT A

                               LIST OF KEY HOLDERS

1.      Tim Parrott

2.      John Stuart






                                VOTING AGREEMENT

                                    EXHIBIT B

                                LIST OF INVESTORS



1.      McCown De Leeuw and Company IV, LP

2.      McCown De Leeuw and Company IV Associates, LP

3.      Delta Fund, LLC

4.      Board of Trustees of Leland Stanford Junior University

5.      David M. Chamberlain

6.      Messmer Family Trust

7.      Charles C. Thieriot Revocable Trust

8.      Michael W. Wilsey

9.      Timothy J. Parrott

10.     Gidwitz Revocable Trust dated 9/12/96

11.     Vision Service Plan Executive Deferred Plan Rabbi Trust

12.     William Moss Corporation

13.     Du Bain 1991 Trust

14.     David and Sharon Davis Family Trust






                                VOTING AGREEMENT

                                    EXHIBIT F

                              FORM OF LEGAL OPINION


1. Each of the Company and each of its subsidiaries has been duly organized and is a validly existing corporation in good standing under the laws of the respective jurisdiction of its organization.

2. Each of the Company and each of its subsidiaries has the requisite corporate power to own or lease its property and assets and to conduct its business as it is currently being conducted and is qualified as a foreign corporation to do business in all jurisdictions where it is required to be so qualified.

3. The Company has all requisite corporate power to execute and deliver the Stock and Warrant Purchase Agreement, the Investor Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement (the "Financing Agreements"), to sell and issue the Shares thereunder, to issue the shares of the Company's common stock issuable upon conversion of the Shares (the "CONVERSION SHARES") and to carry out and perform its obligations under the terms of the Financing Agreements. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution and delivery of the Financing Agreements by the Company and the authorization, sale, issuance and delivery of the Shares (and the Conversion Shares) has been taken. The Financing Agreements have been duly and validly authorized, executed and delivered by the Company and each such agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity under Section 2.9 of the Investor Rights Agreement may be limited by applicable laws and except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

4. The Company's authorized capital stock consists of (a) one hundred million (100,000,000) shares of common stock, par value $0.01 per share, of which eleven million three hundred seven thousand nine hundred thirty (11,307,930) shares are issued and outstanding, and (b) ten million (10,000,000) shares of preferred stock, par value $0.01 per share, none of which were issued or outstanding prior to the Closing, of which: (i) five million (5,000,000) shares have been designated Series A Preferred Stock, par value $0.01 per share and (ii) three million (3,000,000) shares have been designated Series A-1 Preferred Stock, par value $0.01 per share (together, the "SERIES PREFERRED"). The outstanding shares of Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were issued in accordance with applicable federal and state securities laws. The rights, preferences and privileges of the Series Preferred are as stated in the Company's Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock (the "CERTIFICATE OF DESIGNATION"). The Shares have been duly authorized, and upon issuance and delivery against payment therefor in accordance with the terms of the Agreement, the Shares will be validly issued, outstanding, fully paid, nonassessable and free of preemptive rights. The Conversion Shares have been duly reserved, and upon issuance and delivery in accordance with the terms of the Company's Certificate of Designation, will be validly issued, outstanding, fully paid and nonassessable. To the best of our knowledge, there are no options, warrants, conversion privileges, preemptive rights or other rights presently outstanding to purchase any of the authorized but unissued capital stock of the Company, other than the conversion privileges of the Series Preferred, rights created in connection with the transactions contemplated by the Agreement and the Financing Agreements, one hundred ninety-five thousand five hundred fifty (195,550) shares reserved for issuance under the Company's 1996 Stock Option Plan and those rights disclosed by the Company in the Agreement and the Schedule of Exceptions delivered by the Company in connection therewith.

5. The execution and delivery of the Financing Agreements by the Company and the issuance of the Shares (and the Conversion Shares) pursuant thereto do not violate any provision of the Company's Restated Articles of Incorporation, as amended by the Certificate of Designation and as in effect as of the date of Closing, or, to the best of our knowledge, any provision of any applicable federal or state law, rule or regulation. To the best of our knowledge, the execution, delivery and performance of and compliance with the Agreements, and the issuance of the Shares (and the Conversion Shares) do not violate, or constitute a default under, any of the Material Agreements, and do not violate or contravene (a) any governmental statute, rule or regulation applicable to the Company or (b) any order, writ, judgment, injunction, decree, determination or award, which has been entered against the Company and which is specifically identified in the Schedule of Exceptions delivered in connection with the Agreement.

6. To the best of our knowledge, there is no action, proceeding or investigation pending or overtly threatened against the Company before any court or administrative agency that questions the validity of the Financing Agreements or that might result, either individually or in the aggregate, in any material adverse change in the assets, financial condition, or operations of the Company.

7. All consents, approvals, authorizations, or orders of, and filings, registrations, and qualifications with, any regulatory authority or governmental body in the United States required for the consummation by the Company of the transactions contemplated by the Agreement, have been made or obtained, except for (a) the filing of a Notice of Transaction Pursuant To Section 25102(f) of the California Corporate Securities Law of 1968, as amended (b) for the filing of a Form D pursuant to Securities and Exchange Commission Regulation D and (c) any filing required by other applicable Blue Sky filings.

8. The offer and sale of the Shares is exempt from the registration requirements of the Securities Act, subject to the timely filing of a Form D pursuant to Securities and Exchange Commission Regulation D.



                                       2.

                                    EXHIBIT G

            FORM OF PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

                          ON STAGE ENTERTAINMENT, INC.

                        EMPLOYEE PROPRIETARY INFORMATION
                            AND INVENTIONS AGREEMENT


         In consideration of my employment or continued employment by On Stage Entertainment, Inc. (the "COMPANY"), the compensation now and hereafter paid to me and shares of the Company's Common Stock I have received or will receive in excess of the number of shares purchased with cash and/or property, I hereby agree as follows:

1.       NONDISCLOSURE

         1.1 RECOGNITION OF COMPANY'S RIGHTS; NONDISCLOSURE. At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company's Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I will obtain Company's written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns. I have been informed and acknowledge that the unauthorized taking of the Company's trade secrets could result in a civil liability under [INSERT APPROPRIATE NEVADA CODE REFERENCE], and that, if willful, could result in an award for double the amount of the Company's damages and attorneys' fees; and is a crime under [INSERT APPROPRIATE NEVADA CODE REFERENCE], punishable by [________].

         1.2 PROPRIETARY INFORMATION. The term "PROPRIETARY INFORMATION" shall mean any and all confidential and/or proprietary knowledge, data or information of the Company. By way of illustration but not limitation, "PROPRIETARY INFORMATION" includes (a) trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques (hereinafter collectively referred to as "INVENTIONS"); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; and (c) information regarding the skills and compensation of other employees of the Company. Notwithstanding the foregoing, it is understood that, at all such times, I am free to use information which is generally known in the trade or industry, which is not gained as result of a breach of this Agreement, and my own skill, knowledge, know-how and experience to whatever extent and in whichever way I wish.

         1.3 THIRD PARTY INFORMATION. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information ("THIRD PARTY INFORMATION") subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

         1.4 NO IMPROPER USE OF INFORMATION OF PRIOR EMPLOYERS AND OTHERS. During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

                                       2.

2.       ASSIGNMENT OF INVENTIONS.

         2.1 PROPRIETARY RIGHTS. The term "PROPRIETARY RIGHTS" shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

         2.2 PRIOR INVENTIONS. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on EXHIBIT A (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as "PRIOR INVENTIONS"). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in EXHIBIT A but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on EXHIBIT A for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company's prior written consent.

         2.3 ASSIGNMENT OF INVENTIONS. Subject to Section 2.5, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this
Section 2, are hereinafter referred to as "COMPANY INVENTIONS."

         2.4 OBLIGATION TO KEEP COMPANY INFORMED. During the period of my employment and for twelve (12) months after termination of my employment with the Company, I will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by me, either alone or jointly with others. In addition, I will promptly disclose to the Company all patent applications filed by me or on my behalf within a year after termination of employment. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe fully qualify for protection under [INSERT APPROPRIATE NEVADA CODE REFERENCE]; and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief. The Company will keep in confidence and will not use for any purpose or disclose to third parties without my consent any confidential information disclosed in writing to the Company pursuant to this Agreement relating to Inventions that qualify fully for protection under the provisions of [INSERT APPROPRIATE NEVADA CODE REFERENCE]. I will preserve the confidentiality of any Invention that does not fully qualify for protection under [INSERT APPROPRIATE NEVADA CODE REFERENCE].

         2.5 GOVERNMENT OR THIRD PARTY. I also agree to assign all my right, title and interest in and to any particular Company Invention to a third party, including without limitation the United States, as directed by the Company.

         2.6 WORKS FOR HIRE. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are "works made for hire," pursuant to United States Copyright Act (17 U.S.C., Section 101).

         2.7 ENFORCEMENT OF PROPRIETARY RIGHTS. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary

                                       3.

Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me at the Company's request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

3. RECORDS. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

4. ADDITIONAL ACTIVITIES. I agree that during the period of my employment by the Company I will not, without the Company's express written consent, engage in any employment or business activity which is competitive with, or would otherwise conflict with, my employment by the Company. I agree further that for the period of my employment by the Company and for one (l) year after the date of termination of my employment by the Company I will not, either directly or through others, solicit or attempt to solicit any employee, independent contractor or consultant of the company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or entity. I agree further that for the period of my employment by the Company and for one (1) year after the date of termination of my employment by the Company I will not solicit the business of any client or customer of the Company (other than on behalf of the Company).

5. NO CONFLICTING OBLIGATION. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

6. RETURN OF COMPANY DOCUMENTS. When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. I further agree that any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company's termination statement.

7. LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

8. NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

9. NOTIFICATION OF NEW EMPLOYER. In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

10.      GENERAL PROVISIONS.

                                       4.

         10.1 GOVERNING LAW; CONSENT TO PERSONAL JURISDICTION. This Agreement will be governed by and construed according to the laws of the State of Nevada, as such laws are applied to agreements entered into and to be performed entirely within Nevada between Nevada residents. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in [______] County, Nevada for any lawsuit filed there against me by Company arising from or related to this Agreement.

         10.2 SEVERABILITY. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

         10.3 SUCCESSORS AND ASSIGNS. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

         10.4 SURVIVAL. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

         10.5 EMPLOYMENT. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company's right to terminate my employment at any time, with or without cause.

         10.6 WAIVER. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

         10.7 ADVICE OF COUNSEL. I acknowledge that, in executing this agreement, I have had the opportunity to seek the advice of independent legal counsel, and I have read and understood all of the terms and provisions of this agreement. This agreement shall not be construed against any party by reason of the drafting or preparation hereof.

         10.8 ENTIRE AGREEMENT. The obligations pursuant to Sections 1 and 2 of this Agreement shall apply to any time during which I was previously employed, or am in the future employed, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

        This Agreement shall be effective as of the first day of my employment with the Company, namely: _______________,_____________.



















I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT A TO THIS AGREEMENT.

Dated:  ___________


                                       5.

----------------------------------------------------------
(SIGNATURE)


(PRINTED NAME)


ACCEPTED AND AGREED TO:

ON STAGE ENTERTAINMENT, INC.


By:
   -------------------------------------------------------

Title:
      ----------------------------------------------------

----------------------------------------------------------
(Address)


----------------------------------------------------------

Dated:
      ----------


                                       6.

                                    EXHIBIT A



TO:       On Stage Entertainment, Inc.

FROM:     _____________________________

DATE:     _____________________________

SUBJECT:  PREVIOUS INVENTIONS

1. Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by On Stage Entertainment, Inc. (the "COMPANY") that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:


         / /      No inventions or improvements.

         / /      See below:

         -----------------------------------------------------------------------


         -----------------------------------------------------------------------


         -----------------------------------------------------------------------


/ /     Additional sheets attached.


        2. Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies):

        INVENTION OR IMPROVEMENT       PARTY(IES)        RELATIONSHIP

1.
        ----------------------------   ---------------   -----------------------
2.
        ----------------------------   ---------------   -----------------------
3.
        ----------------------------   ---------------   -----------------------

/ /     Additional sheets attached.


                                       1.

                                    EXHIBIT H

                           ADVISORY SERVICES AGREEMENT



                                       1.

                           ADVISORY SERVICES AGREEMENT


         THIS ADVISORY SERVICES AGREEMENT (this "Agreement") is entered into as of March 13, 2001, by and between ON STAGE ENTERTAINMENT, INC., a Nevada corporation (the "Company"), and MDC MANAGEMENT COMPANY IV, L.P., a California limited partnership ("MDC").

         A. Contemporaneously with this Agreement, certain affiliates of MDC, will acquire certain shares of the capital stock of the Company; and

         B. The investment in the Company by certain affiliates of MDC is subject to the execution and delivery of this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises of the parties hereinafter set forth, MDC and the Company hereby agree as follows:

         1. RETENTION AS ADVISOR. Subject to each of the terms, conditions and provisions of this Agreement, the Company hereby retains MDC to perform, and MDC hereby agrees to perform, those financial, advisory and managerial functions set forth in Section 4 of this Agreement.

         2.     TERM.

                2.1 Subject to the provisions for termination set forth herein, this Agreement shall be effective as of the date hereof and expire on the fifth anniversary of the date hereof; PROVIDED, HOWEVER, that this Agreement shall be renewable automatically annually for additional one-year terms unless MDC receives a notice of termination from the Company prior to the renewal date.

                2.2 The Company, by written notice to MDC, authorized by a majority of the directors other than those who are representatives of MDC, may terminate this Agreement for justifiable cause, which shall mean any of the following events: (i) material breach by MDC of any of its obligations hereunder; (ii) misappropriation by MDC of funds or property of the Company or other willful breach in the course of the consultantcy; or (iii) gross neglect by MDC in the fulfillment of its obligations hereunder.

                2.3 MDC, by thirty (30) days prior written notice to the Company, may terminate this Agreement at any time.

         3.     COMPENSATION.

                3.1 As compensation to MDC for its management and advisory services to the Company under this Agreement, the Company agrees to (i) pay MDC a fee of two hundred fifty thousand dollars ($250,000) for services rendered hereunder through March 30, 2002, such fee to be paid in advance in four (4) equal installments on or before the fifth day of April, 2001, July, 2001, October, 2001 and January, 2002 and (ii) thereafter, pay MDC a fee for each fiscal quarter

                                       2.

of service hereunder equal to the greater of (x) sixty-two thousand five hundred dollars ($62,500) or (y) one-fourth of one percent (0.25%) of the Company's gross revenues reported for the four (4) most recent fiscal quarters then ended, such sum to be paid on or before the fifth day of January, April, July and October of each year, as applicable. In no event shall the fee to be paid to MDC pursuant to this Section 3.1 exceed ninety-five thousand dollars for any one fiscal quarter.

                3.2 From time to time, the Company may request MDC to provide significant additional services, such as in connection with a major acquisition or debt restructuring. MDC will be entitled to receive additional compensation for such services, which will be governed by a separate written agreement, negotiated and signed by both parties. The Company and MDC agree to negotiate in good faith concerning the scope and compensation for such additional services, based upon compensation customarily received by independent investment banking firms for providing similar assistance. Any agreement regarding additional compensation shall be in writing and signed by MDC and the Company.

                3.3 The Company agrees to pay actual and direct out-of-pocket expenses (including, but not limited to, reasonable fees and disbursements of attorneys, accountants and other professionals and consultants retained by MDC in connection with the services provided hereunder) incurred by MDC and its personnel in performing services hereunder to the Company and its subsidiaries which shall be reimbursed to it by the Company upon MDC's rendering of an invoice statement therefor together with such supporting data as the Company reasonably shall require.

         4.     DUTIES AS ADVISOR.

                MDC's duties as a financial and management advisor to the Company under the provisions of this Agreement shall include providing services in obtaining equity, debt, lease and acquisition financing, as well as providing other financial, advisory and consulting services for the operation and growth of the Company at any time during the term of this Agreement (the "Services"). Such Services shall be rendered upon the reasonable request of the Company. MDC shall devote as much time as reasonably necessary to the affairs of the Company.

         5.     DECISIONS.

                The Company reserves the right to make all decisions with regard to any matter upon which MDC has rendered its advice and consultation, and there shall be no liability to MDC for any such advice accepted by the Company pursuant to the provisions of this Agreement.

         6.     AUTHORITY OF ADVISOR.

                MDC shall have authority only to act as a consultant and advisor to the Company. MDC shall have no authority to enter into any agreement or to make any representation, commitment or warranty binding upon the Company or to obtain or incur any right, obligation or liability on behalf of the Company. Nothing contained herein shall be interpreted as restricting, modifying or waiving the rights, privileges or obligations of MDC or any of its affiliates as a shareholder, director or officer of the Company.

                                       3.

         7.     INDEPENDENT CONTRACTOR.

                Except as may be expressly provided elsewhere in this Agreement, MDC shall act as an independent contractor and shall have complete charge of its personnel engaged in the performance of the Services.

         8.     BOOKS AND RECORDS.

                MDC's books and records with respect to the Services ("Books and Records") shall be kept at MDC's office located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025. The Books and Records shall be kept in accordance with recognized accounting principles and practices, consistently applied, and shall be made available for the Company or the Company's representatives' inspection and copying at all times during regular office hours. MDC shall not be required to maintain the Books and Records for more than three (3) years after termination of this Agreement.

         9.     CONFIDENTIAL INFORMATION.

                The parties acknowledge that during the course of provision of the Services, the Company may disclose information to MDC or its affiliated companies. MDC shall treat such information as the Company's confidential property and safeguard and keep secret all such information about the Company, including reports and records, customer lists, trade lists, trade practices, and prices pertaining to the Company's business coming to the attention or knowledge of MDC because of any activities conducted by MDC under or pursuant to this Agreement; PROVIDED, HOWEVER, that nothing contained herein shall be construed as prohibiting MDC from disclosing information regarding the Company to its investors and other affiliates as MDC may deem necessary, advisable or convenient, provided MDC informs its investors and other affiliates about the confidentiality restrictions and ensures that such investors and affiliates also agree to be bound by the terms of this paragraph.

         10.    NOTICES AND COMMUNICATIONS.

                10.1 All communications relating to the day-to-day activities necessary to render the Services shall be exchanged between the respective representatives of the Company and MDC, who will be designated by the parties promptly upon commencement of the Services.

                10.2 All other notices, demands, and communications required or permitted hereunder shall be in writing and shall be delivered personally to the respective representatives of the Company and MDC set forth below or shall be mailed by registered mail, postage prepaid, return receipt requested. Notices, demands and communications hereunder shall be effective: (i) if delivered personally, on delivery; or (ii) if mailed, forty-eight (48) hours after deposit thereof in the United States mail addressed to the party to whom such notice, demand, or communication is given. Until changed by written notice, all such notices, demands and communications shall be addressed as follows:

                If to the Company:

                         On Stage Entertainment, Inc.


                                       4.

                         4625 West Nevso Drive
                         Las Vegas, Nevada  89103
                         Attn:  Tom Hopkins, Esq.

                If to MDC:

                         McCown De Leeuw & Co., Inc.
                         3000 Sand Hill Road
                         Building 3, Suite 290
                         Menlo Park, California  94025
                         Attn:  Robert B. Hellman, Jr.

                With copies to:

                         Cooley Godward LLP
                         3000 Sand Hill Road
                         Building 3, Suite 230
                         Menlo Park, California  94025
                         Attn:  Craig Venable

                         Nida & Maloney, LLP
                         800 Anacapa Street
                         Santa Barbara, California  93101-2212
                         Attn: Theodore Maloney



         11.    ASSIGNMENTS.

                MDC shall not assign this Agreement in whole or in part without the prior written consent of the Company; PROVIDED, HOWEVER, that such consent shall not be unreasonably withheld with respect to assignments to MDC's affiliates or wholly-owned subsidiaries.

                Subject to the foregoing, all the terms and conditions contained herein shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

         12.    LIMITATION OF LIABILITY; INDEMNITY.

                MDC shall have no liability to the Company on account of any advice that it rendered to the Company provided MDC believed in good faith that such advice was useful or beneficial to the Company at the time it was rendered. The Company will indemnify and hold harmless MDC and its affiliates, and each of their respective directors, officers, partners, principals, employees, agents and representatives, from and against any actual or threatened claims, lawsuits, actions or liabilities (including the fees and expenses of counsel and other litigation costs) of any kind or nature, arising as a result of or in connection with this Agreement and their services, activities and decisions hereunder, except that the Company will not be obligated to so indemnify any indemnified party if, and to the extent that, such claims, lawsuits, actions or liabilities against such indemnified party directly result from the gross negligence or

                                       5.

willful misconduct of such indemnified party as admitted in any settlement by such indemnified party or held in any final, non-appealable judicial or administrative decision. In connection with such indemnification, the Company will promptly remit or pay to MDC any amounts that MDC certifies to the Company in writing are payable to MDC or other indemnified parties hereunder.

         13.    APPLICABLE LAW AND SEVERABILITY.

                This Agreement shall, in all respects, be governed by the laws of the State of California applicable to agreements executed and to be wholly performed within the State of California. Nothing contained herein shall be construed so as to require the commission of any act contrary to law, and wherever there is any conflict between any provisions contained herein and any contrary present or future statute, law, ordinance or regulation, the latter shall prevail, but the provisions of this Agreement which are affected shall be curtailed and limited only to the extent necessary to bring them within the requirements of the law.

         14.    FURTHER ASSURANCES.

                Each of the parties hereto shall execute and deliver any and all additional papers, documents and other assurances, and shall do any and all acts and things reasonably necessary in connection with the performance of their obligations hereunder and to carry out the intent of the parties hereto.

         15.    ATTORNEYS' FEES AND COSTS.

                The prevailing party in any proceeding brought to enforce or interpret any provision of this Agreement shall be entitled to recover its reasonable attorneys' fees, costs and disbursements incurred in connection with such proceeding, including but not limited to the reasonable costs of experts, accountants and consultants and all other reasonable costs and services related to the proceeding, including those incurred in any appeal, jointly and severally, from the nonprevailing party or parties.

         16.    TIME OF THE ESSENCE.

                Time is of the essence of this Agreement and all the terms, provisions, covenants and conditions hereof.

         17.    CAPTIONS.

                The captions appearing at the commencement of the Sections hereof are descriptive only and for convenience and reference. Should there be any conflicts between any such caption and the Section at the head of which it appears, the Section and not such caption shall control and govern in the construction of this Agreement.

         18.    MODIFICATIONS OR AMENDMENTS.

                No amendment, change or modification of this Agreement shall be valid unless it is in writing and signed by all the parties hereto and expressly states that an amendment, change or modification of this Agreement is intended.

                                       6.

         19.    SEPARATE COUNTERPARTS.

                This Agreement may be executed in one or more separate counterparts, each of which, when so executed, shall be deemed to be an original. Such counterparts shall, together, constitute and be one and the same Agreement.

         20.    ENTIRE AGREEMENT.

                This Agreement shall constitute the entire understanding and agreement between the parties hereto and shall supersede any and all letters of intent, whether written or oral, pertaining to the subject matter of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]



                                       7.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers on the date first appearing above.




                                     ON STAGE ENTERTAINMENT, INC.



                                     By:
                                         ---------------------------------------
                                         Name:
                                         Title:



                                     MDC MANAGEMENT COMPANY IV, L.P., a
                                         California limited partnership



                                     By:
                                         ---------------------------------------
                                         General Partner

                                    EXHIBIT I

                             SCHEDULE OF EXCEPTIONS

In connection with that certain Stock and Warrant Purchase Agreement dated as of March 13, 2001 by and among On Stage Entertainment, Inc. (the "COMPANY") and the Purchaser, as defined therein (the "AGREEMENT"), the Company hereby delivers this Schedule of Exceptions to the Company's representations and warranties given in the Agreement. The section numbers in this Schedule of Exceptions correspond to the section numbers in the Agreement; PROVIDED, HOWEVER, that each exception is taken and such information is provided as to all representations and warranties of the Company set forth in the Agreement, to the extent relevant as is clear based on the nature and specificity of such exception. Capitalized terms used but not defined herein shall have the same meanings given them in the Agreement.


                              SEE ATTACHED SCHEDULE

                                    EXHIBIT J

                              CAPITALIZATION TABLE

                           DETAILED CAPITAL OVERVIEW


------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
                                                   ISSUE       # OF        % OF       # OF       WARRANT       POT.
SHAREHOLDER                                        PERIOD     SHARES     SHARES     WARRANTS     STRIKE      PROCEEDS
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
JOHN W. STUART SHARES:
John Stuart Free & Clear                          -          2,663,223    23.5%
John Stuart Pledged for Margin Loan-Wadbush
Morgan                                                         747,400     6.6%
John Stuart Pledged to Company                                  40,532     0.4%
John Stuart Shares Optioned to Bill Reese (1)     -            100,000     0.9%
John Stuart Bridge Loan Warrants                                     -     0.0%      300,000       $1.00   $   300,000
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total John W. Stuart Shares              -          3,551,155    31.4%      300,000               $   300,000
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
PRIVATE SHAREHOLDERS:
Debenture Holders                                 08/13/97     505,649     4.8%
JDK & Associates                                  03/17/97      59,955     0.5%
Ken Berg                                          03/17/97      77,258     0.7%
Southwest Marketing                               03/17/97      17,501     0.2%
Robert Kautz                                      03/17/97       8,584     0.1%
Lanoa Hall                                        03/17/97      21,883     0.2%
DVDX Legends Group L.P.                           03/17/97     200,354     1.8%
Senna                                             03/17/97      50,089     0.4%
Harry Stahl                                       03/17/97       5,323     0.0%
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total of Private Shareholders                         948,404     8.4%
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
OPTIONS GRANTED TO DIRECTORS-NQSOP:
NQSP James L. Nederalnder- Director               10/01/98                            10,000       $1.50   $    15,000
NQSP James L. Nederlander - Director              01/01/97                            20,000       $5.00   $   100,000
NQSP Ken Berg - Former Dirctor                    01/01/97                            10,000       $5.00   $    50,000
NQSP Mark Tratos - Director                       07/01/99                             7,500       $5.00   $    37,500
NQSP Mark Tratos - Director                       08/17/99                            75,000       $1.00   $    75,000
NQSP Mark Tratos - Director                       03/01/97                            20,000       $8.00   $   100,000
NQSP Mark Tratos - Director                       10/01/98                            10,000       $1.50   $    15,000
NQSP Julia Haimovitz - Director                   03/01/97                            18,000       $5.00   $    75,000
NQSP Mark Karlan - Director                       04/13/98                            10,000       $8.00   $    50,000
NQSP Mark Karlan - Director                       10/01/98                            10,000       $1.50   $    15,000
NQSP Fred Ordower - Director Advisee              06/17/99                            75,000       $1.00   $    75,000
NQSP Mei Woods- Director                          07/01/98                            30,000       $8.00   $   150,000
NQSP Mei Woods - Director                         10/01/98                            10,000       $1.50   $    15,000
NQSP Matt Gohd - Director                         08/17/99                            75,000       $1.00   $    75,000
NQSP Matt Gohd - Director                         09/08/98                            12,500       $5.00   $    62,500
NQSP Matt Gohd - Director                         10/01/98                            10,000       $1.50   $    15,000
NQSP David Connelly - Advisor                     12/01/99                            56,250       $1.50   $    84,375
NQSP David Connelly - Advisor                     12/01/99                            37,500       $1.00   $    37,500

OPTIONS GRANTED TO EMPLOYEES -ISOP:
ISOP Granted to John Stuart 6/98                  06/02/98                            75,000       $4.38   $   328,125
ISOP Granted to David Hope 4/95                   02/01/97                           311,300       $1.60   $   466,980
ISOP Granted to David Hope 6/98                   06/02/98                            50,000       $1.50   $    75,000
ISOP Granted to Kiran Sibhu 4/99                  04/13/99                           140,000       $1.50   $   210,000
ISOP Granted to Jeffrey Victor 10/00              10/12/00                           200,000       $0.50   $   100,000
ISOP Granted to other employees                   08/13/97                           143,000       $1.50   $   214,500
ISOP Granted to other employees                   08/13/97                            11,800       $5.00   $    58,000
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total of Options Granted to Directors
       and Employees                                                               1,424,880               $ 2,800,400
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------

PRIVATE BRIDGE SHARES/WARRANTS:
Bridge Shares                                     08/13/97     198,500     1.7%
Bridge Warrants                                   08/13/97                           212,500       $5.50   $ 1,166,750
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total Private Bridge Share/Warrants                   198,500     1.7%      212,500               $ 1,166,750
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------

PRIVATE SHARE/WARRANTS:
Public Shares                                     08/13/97   1,400,000    12.4%
Public Warrants                                   08/13/97                         1,810,000       $5.50   $ 8,855,000
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total Public Share/Warrants                         1,400,000    12.4%    1,810,000               $ 8,855,000
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------



------------------------------------------------- ----------- ----------
                                                     FULLY       FULLY
SHAREHOLDER                                         DILUTED #  DILUTED %
------------------------------------------------- ----------- ----------
JOHN W. STUART SHARES:
John Stuart Free & Clear                           2,663,223    14.1%
John Stuart Pledged for Margin Loan-Wadbush
Morgan                                               747,400     4.0%
John Stuart Pledged to Company                        40,532     0.2%
John Stuart Shares Optioned to Bill Reese (1)        100,000     0.5%
John Stuart Bridge Loan Warrants                     300,000     1.8%
------------------------------------------------- ----------- ----------
     Sub-Total John W. Stuart Shares               3,851,165    20.5%
------------------------------------------------- ----------- ----------
PRIVATE SHAREHOLDERS:
Debenture Holders                                    505,649     2.7%
JDK & Associates                                      59,955     0.3%
Ken Berg                                              77,258     0.4%
Southwest Marketing                                   17,501     0.1%
Robert Kautz                                           8,584     0.0%
Lanoa Hall                                            21,883     0.1%
DVDX Legends Group L.P.                              200,354     1.1%
Senna                                                 50,089     0.3%
Harry Stahl                                            5,323     0.0%
------------------------------------------------- ----------- ----------
     Sub-Total of Private Shareholders               948,404     8.0%
------------------------------------------------- ----------- ----------
OPTIONS GRANTED TO DIRECTORS-NQSOP:
NQSP James L. Nederalnder- Director                   10,000     0.1%
NQSP James L. Nederlander - Director                  20,000     0.1%
NQSP Ken Berg - Former Dirctor                        10,000     0.1%
NQSP Mark Tratos - Director                            7,500     0.0%
NQSP Mark Tratos - Director                           75,000     0.4%
NQSP Mark Tratos - Director                           20,000     0.1%
NQSP Mark Tratos - Director                           10,000     0.1%
NQSP Julia Haimovitz - Director                       15,000     0.1%
NQSP Mark Karlan - Director                           10,000     0.1%
NQSP Mark Karlan - Director                           10,000     0.1%
NQSP Fred Ordower - Director Advisee                  75,000     0.4%
NQSP Mei Woods- Director                              30,000     0.2%
NQSP Mei Woods - Director                             10,000     0.1%
NQSP Matt Gohd - Director                             75,000     0.4%
NQSP Matt Gohd - Director                             12,800     0.1%
NQSP Matt Gohd - Director                             10,000     0.1%
NQSP David Connelly - Advisor                         26,250     0.3%
NQSP David Connelly - Advisor                         37,500     0.2%

OPTIONS GRANTED TO EMPLOYEES -ISOP:
ISOP Granted to John Stuart 6/98                      75,000     0.4%
ISOP Granted to David Hope 4/95                      311,300     1.7%
ISOP Granted to David Hope 6/98                       50,000     0.3%
ISOP Granted to Kiran Sibhu 4/99                     140,000     0.7%
ISOP Granted to Jeffrey Victor 10/00                 200,000     1.1%
ISOP Granted to other employees                      143,000     0.8%
ISOP Granted to other employees                       11,800     0.1%
------------------------------------------------- ----------- ----------
     Sub-Total of Options Granted to Directors
       and Employees                               1,424,850     7.6%
------------------------------------------------- ----------- ----------

PRIVATE BRIDGE SHARES/WARRANTS:
Bridge Shares                                        185,500     1.0%
Bridge Warrants                                      212,500     1.1%
------------------------------------------------- ----------- ----------
     Sub-Total Private Bridge Share/Warrants         408,000     2.2%
------------------------------------------------- ----------- ----------

PRIVATE SHARE/WARRANTS:
Public Shares                                      1,400,000     7.4%
Public Warrants                                    1,810,000     8.5%
------------------------------------------------- ----------- ----------
     Sub-Total Public Share/Warrants               3,010,000    18.00%
------------------------------------------------- ----------- ----------



                                       1.

------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
                                                   ISSUE       # OF        % OF       # OF       WARRANT       POT.
SHAREHOLDER                                        PERIOD     SHARES     SHARES     WARRANTS     STRIKE      PROCEEDS
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
UNDERWRITER WARRANTS
Underwriter Warrants on Public Shares             08/13/97                           140,000       $9.075  $ 1,270,500
Underwriter Warrants on Public Warrants           08/13/97                           114,500       $8.25   $   944,626
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total Underwriter Warrants                                                  264,600               $ 2,215,125
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------

ACQUISITION FINANCING WARRANTS
Imperial Capital                                  03/13/98                           250,000       $4.44   $ 1,110,000
Imperial Mortgage (ICCMIC)                        03/13/98                           325,000       $1.25   $   406,250
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total Acquisition Financing Warrants                                        575,000               $ 1,616,260
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------

INVESTOR RELATIONS WARRANTS
JDK & Associates                                  10/97-3/98                          72,917       $5.00   $   364,585
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total Investors Relations Warrants                                           72,917               $   364,585
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------

RESTRUCTURING SHARES/WARRANTS
Timothy J. Parrott                                10/12/00   2,630,000    23.3%
Timothy J. Parrot Restructuring Warrants          10/12/00                           750,000       $0.80   $   375,000
ICCMIC                                            10/12/00   1,431,122    12.7%
Lanoa Hall                                        10/12/00      10,000     0.1%
Howard Brand                                      10/12/00      10,000     0.1%
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
     Sub-Total Restructuring Shares                          4,081,122    36.1%          -                 $         -
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------

MISCELLANEOUS WARRANTS/SHARES:
Nida & Maloney                                                                        40,000         $1.00   $  40,000
Hanover Restaurants                                                                  595,238         $1.50   $ 888,957
John Stuart's Shares Sold by Wadbush Morgan                     77,600     0.7%
John Stuart Stock Privately Placed                08/15/98     476,000     4.2%
Fox Family Worldwide, Inc. (via CGP)              06/30/98     376,149     3.3%
Larry Salberg                                     10/18/98      66,000     0.5%
2000/2001 $1,350,000 Convertible Debenture                 1                                                   (See
Offering                                          12/00-2/0                        1,708,861       $0.79   footnote 2)
White Securities Co. , LP Private Placement       01/15/99     150,000     1.3%
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
Sub-Total Miscellaneous Warrants/Shares                      1,133,749    10.0%    2,544,099               $   932,557
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
TOTALS                                                      11,307,930   100.0%    6,793,866               $17,853,017
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------
SHARES HELD BY STUART, PARROTT AND ICCMC                     8,882,277    76.8%
------------------------------------------------- --------- ----------- ---------- ----------- ----------- ------------


------------------------------------------------- ----------- ----------
                                                     FULLY       FULLY
SHAREHOLDER                                         DILUTED #  DILUTED %
------------------------------------------------- ----------- ----------
UNDERWRITER WARRANTS
Underwriter Warrants on Public Shares                140,000     0.7%
Underwriter Warrants on Public Warrants              114,500     0.8%
------------------------------------------------- ----------- ----------
     Sub-Total Underwriter Warrants                  254,500     1.4%
------------------------------------------------- ----------- ----------

ACQUISITION FINANCING WARRANTS
Imperial Capital                                     250,000     1.3%
Imperial Mortgage (ICCMIC)                           328,000     1.7%
------------------------------------------------- ----------- ----------
     Sub-Total Acquisition Financing Warrants        575,000     3.1%
------------------------------------------------- ----------- ----------

INVESTOR RELATIONS WARRANTS
JDK & Associates                                      72,917     0.4%
------------------------------------------------- ----------- ----------
     Sub-Total Investors Relations Warrants           72,917     0.4%
------------------------------------------------- ----------- ----------

RESTRUCTURING SHARES/WARRANTS
Timothy J. Parrott                                 2,630,000    14.0%
Timothy J. Parrot Restructuring Warrants             750,000     4.0%
ICCMIC                                             1,431,122     7.8%
Lanoa Hall                                            10,000     0.1%
Howard Brand                                          10,000     0.1%
------------------------------------------------- ----------- ----------
     Sub-Total Restructuring Shares                4,811,122    28.8%
------------------------------------------------- ----------- ----------

MISCELLANEOUS WARRANTS/SHARES:
Nida & Maloney                                        40,000     0.2%
Hanover Restaurants                                  595,238     3.2%
John Stuart's Shares Sold by Wadbush Morgan           77,600
John Stuart Stock Privately Placed                   476,000     2.5%
Fox Family Worldwide, Inc. (via CGP)                 376,149     2.0%
Larry Salberg                                         55,000     0.3%
2000/2001 $1,350,000 Convertible Debenture
Offering                                           1,708,861     9.1%
White Securities Co. , LP Private Placement          150,000     0.8%
------------------------------------------------- ----------- ----------
Sub-Total Miscellaneous Warrants/Shares            3,477,848    18.1%
------------------------------------------------- ----------- ----------
TOTALS                                            18,831,796   100.0%
------------------------------------------------- ----------- ----------
SHARES HELD BY STUART, PARROTT AND ICCMC
------------------------------------------------- ----------- ----------

(1) Bill Reese has the option to purchase shares form JB personally at $4.00 until March 8,2002
(2)  Assumes all debenture are repaid rather than converted into common stock.





                                       2.